As filed with the Securities and Exchange Commission on January 31, 2017.

Registration No. 333-215731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2

TO

FORM F-10

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ALAMOS GOLD INC.

(Exact name of Registrant as specified in its charter)

Ontario, Canada	1040	NOT APPLICABLE
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification No. (if applicable))

BROOKFIELD PLACE, 181 BAY STREET, SUITE 3910, P.O. BOX #823

TORONTO, ONTARIO M5J 2T3

(416) 368-9932

(Address and telephone number of Registrant’s principal executive offices)

TORYS LLP

1114 AVENUE OF THE AMERICAS

23RD FLOOR

NEW YORK, NEW YORK 10036

(212) 880-6000

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:

NILS F. ENGELSTAD, ESQ. ALAMOS GOLD INC. 181 BAY STREET, SUITE 3910 P.O. BOX #823 TORONTO, ONTARIO M5J 2T3 (416) 368-9932	MILE T. KURTA, ESQ. TORYS LLP 1114 AVENUE OF THE AMERICAS NEW YORK, NEW YORK 10036 (212) 880-6000	KEVIN MORRIS, ESQ. TORYS LLP 79 WELLINGTON ST W BOX 270, TD SOUTH TOWER TORONTO, ONTARIO M5K 1N2 (416) 865-0040	ADAM GIVERTZ, ESQ. PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP 77 KING STREET WEST SUITE 3100 TORONTO, ONTARIO M5K 1J3 (416) 504-0520

Approximate date of commencement of proposed sale of the securities to the public:

As soon as practicable after this Registration Statement becomes effective.

Ontario, Canada

(Principal jurisdiction regulating this offering)

It is proposed that this filing shall become effective (check appropriate box):

A.	☐	upon filing with the Commission pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).

B.	☒	at some future date (check the appropriate box below)

	1.	☐	pursuant to Rule 467(b) on ( ) at ( ) (designate a time not sooner than 7 calendar days after filing).

	2.	☐	pursuant to Rule 467(b) on ( ) at ( ) (designate a time 7 calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on ( ).

	3.	☐	pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.

	4.	☒	after the filing of the next amendment to this Form (if preliminary material is being filed).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registration Statement shall become effective as provided in Rule 467 under the Securities Act, or on such date as the Commission, acting pursuant to Section 8(a) of the Securities Act, may determine.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

I-1

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities in those jurisdictions. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada and filed with the U.S. Securities and Exchange Commission in the U.S. Copies of the documents incorporated herein by reference may be obtained on request, without charge, from the Assistant Corporate Secretary of Alamos Gold Inc. at Brookfield Place, 181 Bay Street, Suite 3910, Toronto, Ontario M5J 2T3, telephone 1-(866)-788-8801, and are also available electronically at www.sedar.com and www.sec.gov.

Preliminary Short Form Prospectus dated January 31, 2017 in the Province of Quebec and

Second Amended and Restated Preliminary Short Form Prospectus

Amending and Restating the Amended and Restated Preliminary Short Form Prospectus

dated January 26, 2017

Amending and Restating the Preliminary Short Form Prospectus dated January 25, 2017 in each of the other provinces and territories of Canada

New Issue	January 31, 2017

ALAMOS GOLD INC.

US$250,027,500

31,450,000 Class A Common Shares

This short form prospectus of Alamos Gold Inc. (the “Company” or “Alamos”) qualifies the distribution (the “Offering”) of 31,450,000 class A common shares of the Company (the “Offered Shares”) at a price of US$7.95 per Offered Share (the “Offering Price”). The Offered Shares are being offered pursuant to an underwriting agreement dated January 26, 2017 as amended and restated on January 31, 2017 (the “Underwriting Agreement”) between the Company and TD Securities Inc., BMO Nesbitt Burns Inc., Macquarie Capital Markets Canada Ltd., CIBC World Markets Inc., National Bank Financial Inc., Scotia Capital Inc., Desjardins Securities Inc., Haywood Securities Inc., Paradigm Capital Inc., RBC Dominion Securities Inc., Barclays Capital Canada Inc., GMP Securities L.P., HSBC Securities (Canada) Inc., Merrill Lynch Canada Inc., Raymond James Ltd., Citigroup Global Markets Canada Inc. and Morgan Stanley Canada Limited (collectively, the “Underwriters”). The Offering is being made concurrently in Canada under the terms of this short form prospectus and in the United States under the terms of a Registration Statement on Form F-10 filed with the U.S. Securities and Exchange Commission (the “SEC”).

The class A common shares of the Company (“Common Shares”) are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “AGI” and on the New York Stock Exchange (the “NYSE”) under the symbol “AGI”. On January 24, 2017, the last trading day prior to the date of the public announcement of the Offering, the closing price of the Common Shares on the TSX was Cdn$11.08 and the closing price of the Common Shares on the NYSE was US$8.45. On January 30, 2017, the last trading day prior to the date of this short form prospectus, the closing price of the Common Shares on the TSX was Cdn$9.68 and the closing price of the Common Shares on the NYSE was US$7.37. The Company has applied to list the Offered Shares on the TSX and the NYSE. Listing on the TSX will be subject to the Company fulfilling all of the listing requirements of the TSX. Listing on the NYSE will be subject to the Company fulfilling all of the listing requirements of the NYSE.

This offering is made by a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted by the United States (“U.S.”) and Canada, to prepare this short form prospectus in accordance with Canadian disclosure requirements. Purchasers of the Offered Shares should be aware that such requirements are different from those of the U.S. Financial statements incorporated herein by reference have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”), that were applicable as at the date of the financial statements, and thus may not be comparable to financial statements of U.S. companies. Financial statements which will be deemed incorporated by reference herein in the future will be prepared in accordance with IFRS.

Purchasers of the Offered Shares should be aware that the acquisition of the Offered Shares may have tax consequences both in the United States and in Canada. Such consequences for purchasers who are resident in, or citizens of, the United States or who are resident in Canada may not be described fully herein. Purchasers of the Offered Shares should read the tax discussion contained in this short form prospectus with respect to the Offered Shares and consult their own tax advisors.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of Canada, that most of its officers and directors are not residents of the United States, that some or all of the underwriters or experts named in the registration statement are not residents of the United States, and that a substantial portion of the assets of the Company and said persons are located outside the United States.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE OR CANADIAN SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THE SECURITIES OR DETERMINED IF THIS SHORT FORM PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Price US$7.95 per Common Share

The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement and subject to the approval of certain legal matters on behalf of the Company by Torys LLP with respect to Canadian and U.S. legal matters and on behalf of the Underwriters by Fasken Martineau DuMoulin LLP with respect to Canadian legal matters and by Paul, Weiss, Rifkind, Wharton & Garrison LLP with respect to U.S. legal matters. The Offering Price was determined by negotiation between the Company and the Underwriters.

Investing in the Common Shares involves significant risks. See “Risk Factors”. Investors should carefully read the “Risk Factors” section of this short form prospectus and the documents incorporated by reference herein.

The Company’s head and registered office is Brookfield Place, 181 Bay Street, Suite 3910, Toronto, Ontario M5J 2T3.

	Price to the Public	Underwriters’ Fee(1)	Net Proceeds to the Company(2)(3)
Per Offered Share	US$7.95	US$0.318	US$7.632
Total Offering	US$250,027,500	US$10,001,100	US$240,026,400

(1)	The Company has agreed to pay the Underwriters an aggregate fee (the “Underwriting Fee”) equal to 4.00% of the gross proceeds of the Offering.

(2)	After deducting the Underwriters’ fee payable by the Company but before deducting expenses of the Offering, estimated to be US$670,000.
(3)

The Company has granted to the Underwriters an option (the “Over-Allotment Option”), exercisable in whole or in part, at any time and from time to time for a period of 30 days following the closing of the Offering, to purchase up to an additional 4,717,500 Common Shares (the “Additional Shares”) at the Offering Price on the same terms and conditions as the issuance of the Offered Shares for the purposes of covering the Underwriters’ over-allocation position, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the total price to the public, Underwriting Fee and net proceeds to the Company (before deducting expenses of the Offering) will be US$287,531,625, US$11,501,265 and US$276,030,360, respectively. This short form prospectus also qualifies the grant of the Over-Allotment Option and the distribution of any Additional Shares to be issued and sold upon exercise of the Over-Allotment Option. A purchaser who acquires Additional Shares forming part of the Underwriters’ over-allocation position acquires such shares under this short form prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. Unless the context otherwise requires, all references to “Offered Shares” in this short form prospectus include the Additional Shares. See “Plan of Distribution”.

The following table sets out the number of Additional Shares that may be issued by the Company to the Underwriters pursuant to the Over-Allotment Option.

Underwriters’ position	Maximum size or number of securities available	Exercise period	Exercise price
Over-Allotment Option	4,717,500 Additional Shares	At any time during the 30 days following closing of the Offering	US$7.95 per Additional Share

In connection with the Offering and subject to applicable laws, the Underwriters may effect transactions that are intended to stabilize or maintain the market price of the Common Shares at levels other than that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. The Underwriters may offer the Offered Shares at a price lower than the price indicated above. See “Plan of Distribution”.

Subscriptions for Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Closing of the Offering (the “Closing Date”) is expected to occur on or about February 9, 2017, or such later date as the Company and the Underwriters may agree. Other than pursuant to certain exceptions, registration of interests in and transfers of the Common Shares under the Offering held through CDS Clearing and Depository Services Inc. (“CDS’) or its nominee will be made electronically through the non-certificated inventory (“NCI”) system of CDS. The Offered Shares registered to CDS or its nominee will be deposited electronically with CDS on the closing date of the Offering. A purchaser of Offered Shares will receive only a customer confirmation from the registered dealer which is a CDS participant and from or through whom the offered Shares are purchased.

TD Securities Inc. and BMO Nesbitt Burns Inc., CIBC World Markets Inc., National Bank Financial Inc. and Scotia Capital Inc. are affiliates of Canadian chartered banks that are part of a syndicate of lenders that has provided a $150 million credit facility to the Company. Consequently, the Company may be considered a “connected issuer” of each of TD Securities Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., National Bank Financial lnc. and Scotia Capital lnc. under applicable Canadian securities laws. See “Plan of Distribution –Relationship between the Company and Certain of the Underwriters”.

All dollar amounts in this short form prospectus are expressed in United States dollars, except as otherwise indicated. References to “$”, “US$” or “dollars” are to United States dollars and references to “Cdn$” are to Canadian dollars.

-i-

IMPORTANT NOTICE ABOUT INFORMATION IN THIS SHORT FORM PROSPECTUS

Investors should rely only on information contained or incorporated by reference in this short form prospectus. The Company has not, and the Underwriters have not, authorized anyone to provide the investor with different information. If anyone provides you with any different, inconsistent or other information, you should not rely on it. Investors should not assume that the information contained in this short form prospectus is accurate as of any date other than the date on the front of this short form prospectus, unless otherwise noted herein. It should be assumed that the information appearing in this short form prospectus and the documents incorporated herein by reference are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Company may have changed since those dates.

The Company is not, and the Underwriters are not, making an offer in respect of the Offered Shares in any jurisdiction where the offer is not permitted by law.

CAUTIONARY NOTE REGARDING FORWARD LOOKING INFORMATION

This short form prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and “forward-looking information” within the meaning of applicable Canadian securities laws, concerning the Company, its properties and assets and other matters. All statements other than statements of historical fact included in this short form prospectus and the documents incorporated by reference herein are forward-looking statements, including, without limitation, statements regarding forecasted gold and silver production, forecasted gold and silver grades, achieving projected recovery rates, anticipated production rates and mine life, operating efficiencies, anticipated costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, waste-to-ore ratios, anticipated exploration, development, permitting, construction, production and other activities on the Company’s properties and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable, and assumptions of management. Estimates of mineral resources and mineral reserves are also forward-looking statements because they constitute projections, based on certain estimates and assumptions, regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. Exploration results that include geophysics, sampling, and drill results on wide spacing may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. A mineral resource that is classified as “inferred” or “indicated” has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”. Any forward-looking statements contained in this short form prospectus or the documents incorporated by reference herein reflect management’s beliefs and are based on information available to management at the time such statements are made. Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements. Important factors that could cause actual results to differ materially from the Company’s expectations include risks related to the on-going business of the Company, including risks related to international operations; the actual results of current exploration activities; conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those risk factors described in the section entitled “Risk Factors” in the Company’s annual information form incorporated by reference herein and under the heading “Risk Factors” in this short form prospectus. The forward-looking statements contained in this short form prospectus and the documents incorporated by reference herein are based upon assumptions management of the Company believes to be reasonable, including, without limitation, the ongoing operation of the Company’s properties in a manner consistent with past practice, no material adverse change in the market price of gold or silver, no adverse development in respect of any of the Company’s material mineral properties, integration of acquired assets, and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements and investors are cautioned that forward-looking statements are not guarantees of future performance. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein. The forward-looking statements herein are made as of the date of this short form prospectus only and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

CAUTIONARY NOTE REGARDING NON-GAAP MEASURES

AND ADDITIONAL GAAP MEASURES

Note that for purposes of this section, GAAP refers to IFRS. The Company believes that investors use certain non-GAAP and additional GAAP measures as indicators to assess gold mining companies. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. See “Reconciliation of Non-GAAP Measures”.

“Cash flow from operating activities before changes in non-cash working capital” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in non-cash working capital to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows. “Free cash flow” is a non-GAAP performance measure that is calculated as cash flows from operations net of cash flows invested in mineral property, plant and equipment and exploration and evaluation assets as presented on the Company’s consolidated statements of cash flows and that would provide an indication of the Company’s ability to generate cash flows from its mineral projects. “Mine site free cash flow” is a non-GAAP measure which includes cash flow from operating activities, less capital expenditures, at each mine site. Return on Equity is defined as Earnings from Continuing Operations divided by the average Total Equity for the current and previous year. “Mining cost per tonne of ore” and “Cost per tonne of ore” are non-GAAP performance measures that could provide an indication of the mining and processing efficiency and effectiveness of the mine. These measures are calculated by dividing the relevant mining and processing costs and total costs by the tonnes of ore processed in the period. “Cost per tonne of ore” is usually affected by operating efficiencies and waste-to-ore ratios in the period. “Total cash costs per ounce”, “all-in sustaining costs per ounce”, and “mine-site all-in sustaining costs” as used in this analysis are non-GAAP terms typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. These non-GAAP terms are also used to assess the ability of a mining company to generate cash flow from operations. There may be some variation in the method of computation of these metrics as determined by the Company compared with other mining companies. In this context, “total cash costs” reflects mining and processing costs allocated from in-process and dore inventory and associated royalties with ounces of gold sold in the period. Total cash costs per ounce are exclusive of exploration costs. “All-in sustaining costs per ounce” include total cash costs, exploration, corporate and administrative, share based compensation and sustaining capital costs. “Mine-site all-in sustaining costs” include total cash costs, exploration, and sustaining capital costs for the mine-site, but exclude an allocation of corporate and administrative and share based compensation.

Additional GAAP measures that are presented on the face of the Company’s consolidated statements of comprehensive income and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. This includes “Earnings from operations”, which is intended to provide an indication of the Company’s operating performance, and represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, and income tax expense. Non-GAAP and additional GAAP measures do not have a standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures presented by other companies.

TECHNICAL INFORMATION

Alamos has identified its Young-Davidson mine and Mulatos mine as material mineral projects for purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

The disclosure in this short form prospectus and the documents incorporated by reference herein of a scientific or technical nature for the Young-Davidson mine is supported by the technical report entitled “NI 43-101 Technical Report on the Young-Davidson Mine, Matachewan, Ontario” and dated January 25, 2017. The technical report was prepared by Chris Bostwick, FAusIMM, Vice President Technical Services of the Company, and Jeffrey Volk, CPG, FAusIMM, Director – Reserves and Resources of the Company, who are each a “qualified person” as defined by NI 43-101. The technical report has been filed on SEDAR under the Company’s profile at www.sedar.com and is available on the SEC’s website at www.sec.gov.

The disclosure in this short form prospectus and the documents incorporated by reference herein of a scientific or technical nature for the Mulatos mine is supported by the technical report entitled “Mulatos Project Technical Report Update (2012)” and dated December 21, 2012. The technical report was prepared by Joseph M. Keane, P.E., of K D Engineering; Marc Jutras, P.Eng., of Alamos Gold Inc.; Kenneth J. Balleweg, P.Geo., B.Sc., M.Sc., of Alamos Gold Inc.; Herbert E. Welhener, MMSA-QPM, of Independent Mining Consultants; Mark A. Odell, P.E., of Practical Mining LLC; Russell A. Browne, P.E., of Golder Associates; Susan E. Ames, Ph.D., P.Ag. CAD, of Rescan Environmental Services Ltd.; and Dawn H. Garcia, P.G., C.P.G., of SRK Consulting, who are each a “qualified person” as defined by NI 43-101. The technical report has been filed on SEDAR under the Company’s profile at www.sedar.com and is available on the SEC’s website at www.sec.gov.

Chris Bostwick, FAusIMM, Vice President Technical Services of the Company, a “qualified person” as defined by NI 43-101, supervised the preparation of the December 31, 2015 mineral reserve estimates for the Young Davidson – Surface, Young Davidson – Underground, San Carlos Underground and El Chanate projects contained in the documents incorporated by reference herein.

Jeffrey Volk, CPG, FAusIMM, Director – Reserves and Resources of the Company, a “qualified person” as defined by NI 43-101, supervised the preparation of the December 31, 2015 mineral resource estimates for the Young Davidson – Surface, Young Davidson – Underground, San Carlos Underground, El Chanate, Lynn Lake and Orion projects contained in the documents incorporated by reference herein.

Herbert Welhener, SME-QP, Vice President, Independent Mining Consultants Inc., a “qualified person” as defined by NI 43-101, supervised the preparation of the December 31, 2015 mineral reserve estimates for the Mulatos Main Open Pit, Cerro Pelon and La Yaqui projects contained in the documents incorporated by reference herein and the September 1, 2016 mineral reserve estimate for the La Yaqui project referred to in this short form prospectus.

Marc Jutras, P.Eng, Principal, Ginto Consulting Inc., a “qualified person” as defined by NI 43-101, supervised the preparation of the December 31, 2015 mineral resource estimates for the Mulatos Main Open Pit, Cerro Pelon, La Yaqui, Carricito, Esperanza, Aği Daği, Kirazli, Çamyurt and Quartz Mountain projects contained in the documents incorporated by reference herein and the September 1, 2016 mineral resource estimate for the La Yaqui project referred to in this short form prospectus.

Additional disclosure in this short form prospectus and the documents incorporated by reference herein of a scientific or technical nature was reviewed and approved by Chris Bostwick, FAusIMM, Vice President,

Technical Services of the Company, a “qualified person” as defined by NI 43-101, and, with respect to the geological and exploration content thereof, by Aoife McGrath, M.Sc., M.AIG, Vice President, Exploration of the Company, a “qualified person” as defined by NI 43-101.

CAUTIONARY NOTE REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES

Unless otherwise indicated, all resource and reserve estimates included in this short form prospectus and the documents incorporated by reference herein have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. These definitions differ materially from the definitions in SEC Industry Guide 7 (“SEC Industry Guide 7”) under the 1933 Act, as amended, and the U.S. Exchange Act. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre – feasibility studies, except in very limited circumstances. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

PRESENTATION OF FINANCIAL INFORMATION

The financial statements of the Company incorporated herein by reference are reported in United States dollars. In this short form prospectus, except where otherwise indicated, all dollar amounts are expressed in United States dollars. References to “$”, “US$” and “dollars” are to United States dollars and references to “Cdn$” are to Canadian dollars.

The Company’s audited consolidated financial statements for the years ended December 31, 2015 and 2014 have been prepared in accordance with IFRS. The Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2016 have been prepared in accordance with IFRS relevant to the preparation of interim financial statements. Former Alamos’ (as defined herein) audited consolidated financial statements for the fiscal year ended December 31, 2014 have been prepared in accordance with IFRS. Former Alamos’ unaudited interim consolidated financial statements for the three months ended March 31, 2015 have been prepared in accordance with IFRS relevant to the preparation of interim financial statements. The Company’s unaudited pro forma consolidated balance sheet as at March 31, 2015 and the Company’s unaudited pro forma consolidated statement of operations for the three months ended March 31, 2015 and the year ended December 31, 2014 have been prepared in accordance with IFRS. IFRS differs in some significant respects from generally accepted accounting principles in the United States, and thus the financial statements may not be comparable to financial statements of United States companies.

EXCHANGE RATE INFORMATION

The following table sets forth, for each period indicated, the high and low exchange rates for United States dollars expressed in Canadian dollars; the average of such exchange rates for each day during such period; and the exchange rate at the end of such period, each based on the noon rate of exchange as reported by the Bank of Canada.

	Nine months ended September 30, 2016		Year ended December 31,
			2015		2014		2013
High	Cdn$	1.4589	Cdn$	1.3990	Cdn$	1.1643	Cdn$	1.0697
Low	Cdn$	1.2544	Cdn$	1.1728	Cdn$	1.0614	Cdn$	0.9839
Average for the Period	Cdn$	1.3218	Cdn$	1.2787	Cdn$	1.1045	Cdn$	1.0299
End of Period	Cdn$	1.3117	Cdn$	1.3840	Cdn$	1.1601	Cdn$	1.0636

On January 30, 2017, the noon buying rate (as reported by the Bank of Canada) was US$1.00 = Cdn$1.3093.

ELIGIBILITY FOR INVESTMENT

In the opinion of Torys LLP, counsel to the Company, and Fasken Martineau DuMoulin LLP, counsel to the Underwriters, based on the provisions of the Income Tax Act (Canada) (collectively with the regulations thereunder, the “Tax Act”) in force as of the date hereof, provided the Offered Shares are listed on a “designated stock exchange” for purposes of the Tax Act (which currently includes the TSX and the NYSE) or the Company is a “public corporation” as defined in the Tax Act, the Offered Shares being offered pursuant to this short form prospectus, if issued on the date hereof, would be “qualified investments” under the Tax Act for a trust governed by a registered retirement savings plan (“RRSP”), registered retirement income fund (“RRIF”), deferred profit sharing plan, a registered education savings plan, registered disability savings plan or tax-free savings account (“TFSA”), all as defined in the Tax Act.

Notwithstanding the foregoing, a holder of a TFSA or an annuitant under an RRSP or RRIF, as the case may be, will be subject to a penalty tax if the Offered Shares held in the TFSA, RRSP or, RRIF are a “prohibited investment”, as defined in the Tax Act, for the TFSA, RRSP or, RRIF or TFSA, as the case may be. The Offered Shares generally will not be a “prohibited investment” for a TFSA, RRSP or RRIF if, for purposes of the Tax Act, the holder of the TFSA or the annuitant of the RRSP or RRIF, as the case may be, (i) deals at arm’s length with the Company for the purposes of the Tax Act and (ii) does not have a “significant interest” (as defined in the Tax Act for purposes of the prohibited investment rules) in the Company. In addition, the Offered Shares will not be a “prohibited investment” if the Offered Shares are “excluded property”, as defined in the Tax Act, for a TFSA, RRSP or RRIF. Prospective purchasers should consult their own tax advisors as to whether the Offered Shares will be a “prohibited investment” in their particular circumstances.

THE COMPANY

The Company is a mining company engaged in the mining and extraction of, and exploration for, precious metals, primarily gold. The Company owns and operates the Young-Davidson mine in Ontario, Canada and the Mulatos mine and El Chanate mine in the state of Sonora, Mexico. In 2016, the Young-Davidson mine produced 170,000 ounces of gold, the Mulatos mine produced 154,000 ounces of gold and the El Chanate mine produced 68,000 ounces of gold. The Company also owns the development-stage Ağı Dağı, Kirazlı and Çamyurt projects in the Biga district of northwestern Turkey (acquired 2010), the Esperanza gold project in Morelos State, Mexico (acquired 2013), the Quartz Mountain property in Oregon, USA (acquired 2013), and the Lynn Lake gold project in Lynn Lake, Manitoba (remaining interest acquired 2016).

Recent Developments

On January 6, 2017, the Company announced its production for the fourth quarter of 2016 and its production and cost guidance for 2017. The Company produced 392,000 ounces of gold in 2016. The Company sold a record 107,504 ounces of gold in the fourth quarter of 2016 at an average realized price of $1,229 per ounce, $8 per ounce above the London Fix, for record revenues of approximately $132 million. All-in sustaining costs for 2016 have not been finalized but are expected to be approximately $1,000 per ounce. Gold production is expected to increase to a range of 400,000 to 430,000 ounces in 2017, a 6% increase from 2016 (based on the mid-point of guidance). All-in sustaining costs are expected to decrease to $940 per ounce of gold sold in 2017 reflecting further cost reductions at both Young-Davidson and Mulatos. Excluding higher cost production from El Chanate, all-in sustaining costs are expected to decrease to $890 per ounce.

On January 5, 2017, the Company reported that it had received the forestry permits required for the development of its Kirazli gold project from the Forestry General Directorate in Turkey. With the Environmental Impact Study and Forestry Permits for Kirazli approved by the federal government, Alamos is pursuing the GSM (Business Opening and Operation) permit which is granted by the Çanakkale Governorship.

On October 6, 2016, the Company reported it had received final approval of the Environmental Impact Assessment (“EIA”) for Phase I of its La Yaqui project. Construction activities for the development of Phase I commenced in December 2016, with production on track for the second half of 2017.

MINERAL PROJECTS

The Company considers its Young-Davidson mine and Mulatos mine material mineral projects for purposes of NI 43-101. Set forth below is certain mining and technical information in relation to those mines and certain of the Company’s other mines and projects.

Young-Davidson Mine

The Young-Davidson mine is located near the town of Matachewan, approximately 60 kilometres west of Kirkland Lake in Northern Ontario. The property consists of contiguous mineral leases and claims totaling 11,000 acres and is situated on the site of two past producing mines that produced almost one million ounces of gold between 1934 and 1957. The Young-Davidson mine consists of an underground mine, currently mining at a rate of between 6,500 and 7,500 tonnes per day, a conventional flotation and carbon-in-leach (CIL) mill and associated infrastructure. The mine has been in continuous operation since 2012.

Property Description and Location and Access

The Young-Davidson mine is located in northern Ontario, Canada, centrally located between Timmins, Kirkland Lake, North Bay and Sudbury, each of which have businesses that service the mining industry. The property is accessed by paved Highway 566, three kilometres west of the town of Matachewan.

The Company owns 100% of the mineral rights to all of the mineral resource related claims at the former Young-Davidson mine and the adjoining Matachewan Consolidated Mines Limited mine (the “MCM Mine”), which together comprise the modern day Young-Davidson mine. The Company also holds the mineral rights to 200 tenures from mining leases to exploration claims covering 4,734 hectares surrounding and including the Young-Davidson mine. The contiguous claim block that covers the Young-Davidson mine is hereinafter referred to as “Young-Davidson”. These tenures were acquired either through staking, application, or option agreements.

Collectively, Young-Davidson is subject to nine separate agreements with different obligations and royalties for each agreement. Based on the currently defined mineral reserves and resources, the only royalties to apply are:

(i)

a sliding scale royalty held by Matachewan Consolidated Mines Limited that relates to the eastern portion of the open pit and a small portion of the underground resource, which together total approximately 1,000,000 tonnes;

(ii)	a per ton royalty held by the Welsh Estate that affects almost 424,000 tonnes; and

(iii)	a 1.5% net smelter return royalty due to AuRico Metals Inc., applicable since July 2015.

The Company controls sufficient surface rights to cover the sites required for all project buildings and fixed installations for the life of mine. The Company believes it has all of the necessary surface rights to dispose of waste rock and tailings on additional areas of the property. The Company’s land ownership and mineral tenures are registered with the Government of Ontario. All permits required to operate the mine are currently in place.

As Young-Davidson was the site of two former producing gold mines there is existing surface disturbance in the form of old workings, building foundations and tailings sites. Although there is no clean up order on these sites, infrastructure was designed to incorporate these sites where possible so that they are remediated as part of the mine closure plan.

Other than as described above, the Company is not aware of any rights, agreements or encumbrances to which Young-Davidson is subject, which would adversely affect the value of the property or the Company’s ownership.

The daily average mean temperature in nearby Kirkland Lake, Ontario is 1.7°C. The extreme maximum recorded temperature is 38.9°C and the extreme minimum temperature is -47°C. The average annual precipitation is 884 millimetres, comprising 590 millimetres as rainfall and 294 millimetres as snowfall. Given this climate, exploration and mining development activities can be carried out at all times of the year.

The surface rights possessed by the Company are sufficient for planned mining operations, availability of sources of power, water, mining personnel, potential tailings storage areas, and potential waste disposal. Electricity is provided from the provincial grid through a transmission line that was upgraded prior to commercial production.

The property is typical of northern Ontario with forest covered low rolling hills, small lakes and wetlands with numerous gravel roads providing access to all areas of the property. Average elevation on the property is 330 metres above sea level.

History

The initial discovery of gold in the project area was made by prospector Jake Davidson in 1916 on what became the former Young-Davidson mine. This sparked a staking rush that resulted in a second discovery by Samuel Otisse on what became the MCM Mine property. Surface prospecting, trenching and outcrop stripping continued intermittently for the next seventeen years on both properties. During this time a joint venture was established between Hollinger Corporation and Young-Davidson Mines Limited and underground mine production was initiated in 1934 and continued until 1957, over which time a total of 5.6 million tonnes were mined producing 585,690 ounces of gold (3.22 g/t recovered grade). Production from the MCM Mine property over the period 1934-1954 totaled 3.2 million tonnes, and 378,101 ounces of gold (3.67 g/t recovered grade). Following closure of the mines, the properties remained dormant until 1980 at which time Pamour Mines concluded option/joint venture agreements on both properties with the aim of establishing an open pit operation. Approximately 96,000 tonnes of ore were mined and trucked to the Pamour mill facility east of Timmins.

In 1995, Royal Oak Mines Inc. (“Royal Oak”), a successor company to Pamour Mines, initiated extensive diamond drilling to define an open pit resource, initiated shaft dewatering with a view to underground exploration, conducted shaft rehabilitation as well as engineering studies and environmental assessment studies with a view to re-opening the mines. Following the bankruptcy of Royal Oak, the property was dormant for several years before being acquired by a private company in 2000. This private company undertook limited exploration and, in 2002, vended the asset into Young-Davidson Mines Limited, the same company that had discovered the property. Young-Davidson Mines Limited re-initiated exploration with 9,312 metres of drilling in 58 diamond drill holes.

In late 2005, Northgate Minerals Corporation (“Northgate”) amalgamated with Young-Davidson Mines Limited through a plan of arrangement, and proceeded with surface exploration, particularly diamond drilling, environmental and engineering studies and underground exploration and development.

In 2011, AuRico Gold Inc. (“AuRico”) acquired Northgate, which included Young-Davidson.

In 2015, AuRico and Alamos Gold Inc. (“Former Alamos”) combined to form the Company.

Geological Setting, Mineralization and Deposit Types

Young-Davidson is situated within the southwestern part of the Abitibi Greenstone Belt. The Abitibi Greenstone Belt consists of a complex and diverse array of volcanic, sedimentary, and plutonic rocks typically metamorphosed to greenschist facies grade, but locally attaining amphibolite facies grade. Volcanic rocks range in composition from rhyolitic to komatiitic and commonly occur as mafic to felsic volcanic cycles. Sedimentary rocks consist of both chemical and clastic varieties and occur as both intravolcanic sequences and as uncomformably overlying sequences. A wide spectrum of mafic to felsic, pre-tectonic, syn-tectonic and post-tectonic intrusive rocks are present. All lithologies are cut by late, generally northeast-trending proterozoic diabase dikes.

The Abitibi Greenstone Belt rocks have undergone a complex sequence of deformation events ranging from early folding and faulting through later upright folding, faulting and ductile shearing resulting in the development of large, dominantly east-west trending, crustal-scale structures that form a lozenge-like pattern. The regional Larder Lake-Cadillac Fault Zone (“LLCFZ”) cuts across the Young-Davidson project area. The LLCFZ has a sub-vertical dip and generally strikes east-west. The LLCFZ is characterized by chlorite-talc-carbonate schist and the deformation zone can be followed for over 120 miles from west of Kirkland Lake to Val d’Or, Québec.

There are three important groups of archean sedimentary rocks in the district. The oldest are Pontiac Group quartz greywacke and argillite, which occur as thick assemblages in Québec, while interbedded within the Larder Lake Group volcanic rocks are turbiditic siltstones and greywackes of the Porcupine Group. Uncomformably overlying is Timiskiming Group Conglomerate, turbidite and iron formation with minor interbedded alkalic volcaniclastic units.

Archean intrusive rocks are numerous in the district but are largely manifested as small stocks, dikes and plugs of augite syenite, syenite and feldspar porphyry occurring in close temporal and spatial association with the distribution of Timiskiming Group sediments. The main syenite mass, which hosts most of the gold mineralization on Young-Davidson, measures almost 3,000 feet east-west by 1,000 feet north-south.

Huronian proterozoic sedimentary rocks onlap and define the southern limit of the Abitibi in Ontario. In the project area these rocks are correlative to the Gowganda Formation tillite. Post-Archean dike rocks include Matachewan diabase and younger Nipissing diabase, which respectively bracket the Huronian unconformity in the project area.

Essentially all of the historical production at the former Young-Davidson mine and approximately 60% of the production from the MCM Mine was from syenite-hosted gold mineralization. Most of the current open pit and underground resources are also related to syenite-hosted gold. The syenite-hosted gold mineralization consists of a stockwork of quartz veinlets and narrow quartz veins, rarely greater than a few inches in thickness, situated within a broader halo of disseminated pyrite and potassic alteration. Visible gold is common in the narrower, glassy-textured quartz veinlets. In general, gold grades increase with quartz veinlet abundance, pyrite abundance, and alteration intensity. Mineralized areas are visually distinctive and are characterized by brick red to pink K-feldspar-rich syenite containing two to three percent disseminated pyrite and several orientations of quartz extension veinlets and veins. The quartz veins and veinlets commonly contain accessory carbonate, pyrite, and feldspar.

Exploration

There has been no recent exploration undertaken at Young-Davidson with the exception of the drilling programs outlined in the next section.

Drilling

Since the discovery of gold in the project area until October 14, 2008 a total of 293,774 metres of surface and underground diamond drill holes were completed. With the exception of the holes pre-dating 1980 (324 holes, 20,236 metres), all of the drill logs have been preserved. All holes have been plotted on historic records and these hole traces and assays have now been entered into the database. All holes since 1988 have been surveyed for their collar co-ordinates and it is assumed that all pre-1988 underground hole collars were surveyed as per industry practice at the time of production. Since 1980 all holes have been down hole surveyed using a tropari instrument or acid test and since 2006 all drill holes have been surveyed using FLEXIT and/or a gyroscopic instrument in order to measure down hole deviation.

Underground drill holes were AQ core (27 millimetres diameter) as was the practice of the day, surface holes pre-dating AuRico were, with one exception, BQ core (36.5 millimetres diameter) and all holes by AuRico (and the one exception) have been NQ core (47.6 millimetres diameter) except where a reduction to BQ (36.5 millimetres diameter) has been required to complete the hole in problematic ground conditions. Core recovery and rock quality designations have not been noted in historic drill logs, however in all the holes by AuRico core recovery has been excellent and the rock quality designation (“RQD”) factor has been very high indicating very competent rock.

From 2009 to 2015, a total of 269 surface exploration drill holes were completed for a total of 136,076 metres. No surface exploration was undertaken in 2016.

From 2009 to 2015, a total of four underground exploration drill holes were completed for a total of 918 metres. No underground exploration was undertaken in 2016.

From 2009 to 2016, a total of 1,707 underground infill drill holes were completed for a total of 227,473 metres.

Sampling, Analysis and Data Verification

Drill core is transported directly from the drill rigs to the secure core logging facility. Core is logged with geological information being recorded, including rock type, degree of alteration, estimated percentage of sulfide minerals and vein intensity. Zones of interest are marked out and assigned a sample number and assay tags are stapled into the box as well as being inserted into the sample base. Most of the core has been split with a hydraulic splitter, with a small number of samples cut with a diamond bladed core saw. The majority of the samples are 1.5 metres in core length and most of the historic samples are in five foot lengths. Assay procedures were not well documented prior to 2003, but it is assumed that conventional crushing, pulverizing and classical fire assay techniques were used.

Prior to sample shipment, a number of measures have been implemented which were designed to maintain a high level of security at the core logging facility, at the mine property and while the samples are in transit.

Upon arrival at the ALS Global laboratory, samples were logged into the laboratory tracking system and weighed. Each core sample was entirely crushed to better than 70% -2 millimetre (minus 10 mesh). A 250 gram split of crushed material was taken and pulverized. Certified reference material (“CRM”) and blanks were inserted with samples prior to analysis. Fifty gram aliquots were weighed for fire assay. Fire assay fusion was by lead flux with a silver collector and atomic absorption finish. Each sample was also submitted for a 34 element analysis, aqua-regia acid digestion and ICP-AES. This process quantitatively dissolves base metals for the majority of geological materials. Major rock forming elements and more resistive metals are only partially dissolved. All sample batches were subjected to the laboratory’s internal quality control procedures.

All mine samples, including blasthole, underground channel, and underground drill core are assayed at the on-site laboratory operated the Company. The Company has been advised by ALS Global that the laboratory is well- equipped, fully ventilated, and staffed by experienced personnel. Samples are prepared and analyzed as described above. The mine laboratory is externally audited on a periodic basis. A check assay program and participation in an international round robin was initiated in 2014.

No information has been compiled that describes the quality control (“QC”) and quality assurance (“QA”) procedures for the pre-2003 drilling, however it is unlikely that blanks and CRMs were used as this did not become standard industry practice until the early 2000’s. The main form of QA/QC would have been periodic re-assaying of anomalous samples with introduction of blanks in the early 1980s and 1990s.

The QA/QC for the 2006, 2007 and 2008 programs is documented in the technical documents filed on SEDAR at www.sedar.com. In essence this data amounted to four percent of the entire population of samples submitted for analysis, including blanks, standards, and duplicates. Additionally, about 15-20% of pulp replicates and 2.5% of reject duplicates were analyzed and incorporated into final assay grade to improve overall precision. The QA/QC data is monitored as the samples are being processed at the laboratories and where analytical problems are identified the laboratory is required to reanalyze the samples.

Based on this work it was concluded that the data is reliable and suitable for supporting mineral resource and mineral reserve estimation work.

The project data base has been subject to verification or audit by Scott Wilson Roscoe Postle Associates Inc. (2006), AMEC plc (2008) and Company geologists (2006, 2007 and 2008) who had no direct involvement with the project. Collar co-ordinates, down hole survey tests and assay intervals were verified against a variety of supporting documentation. Where errors have been identified these were corrected and procedures put in place to prevent re-occurrence and to expedite future data verification programs. In each case the third party audit has concluded that the database is valid and acceptable for supporting resource estimation work on the project.

Mineral Processing and Metallurgical Testing

The metallurgical testwork programs considered for feasibility study were completed in 2008 and early 2009 at SGS Lakefield. Results of these tests provided the data used for the design criteria.

The tests were conducted on samples from 32 holes selected across the mineralization from which five zone composites and a master composite were prepared. Flowsheet optimization was conducted on the master composite. Once the metallurgical parameters were optimized, the five zone composite and 32 individual samples were used for variability testing.

The grinding characteristics of the design mineralized material, an equal mixture of Upper Boundary Zone, Lower Boundary Zone and Pit Zone material as combined material for pilot plant feed gives an average Bond Work Index of 15.6 kilowatt hours per tonne (“kWh/t”) at 100 mesh (106 micrometer (“µm”)) of grind. The selected six zone samples work index ranged from 14.7 to 18.3 kWh/t. Most samples tested fell in the medium to hard range of hardness with respect to impact breakage and Bond rod mill/ball mill grindability work indices while there was one waste sample which fell in the very hard range of hardness. All samples have been classified as abrasive or very abrasive.

The gravity recoverable gold was determined to be about 25% of the gold contained in the composite sample tested when cleaning of the primary centrifugal concentrator product on a Mozley table was completed to a target 0.05% weight recovery of the initial feed material.

Mining Operations

Open pit mining commenced in November 2011 and ceased in June 2014, upon depletion of the in-situ mineral reserve. While the mining of the open pit has ceased, a sizeable stockpile of open pit ore was established that will be used to augment underground production until the underground mine can provide the entire mill feed. Over the life of the open pit, approximately 20.9 megatonnes of waste rock was generated by the open pit and placed in the waste dump to the north of the pit.

The Young-Davidson open pit mine and mill declared commercial production effective September 1, 2012. Commercial production was declared once the open pit mine achieved previously established commissioning thresholds. The commissioning thresholds included a 30-day period whereby the mill throughput averaged at least 5,100 tonnes per day (subsequent to the commissioning of the flotation) and the open pit averaged 29,750 tonnes per day of ore and waste mining.

In October 2013, the Company commissioned the mid-shaft loading pocket and shaft hoisting infrastructure, and began hoisting underground ore to surface via the Northgate shaft. Prior to October 2013, ore was being trucked to surface through the exploration ramp. On October 31, 2013, commercial production was declared at the Young-Davidson underground mine.

The underground deposit is located approximately 210 metres to 1,500 metres below surface. During 2013, AuRico completed the sinking of the Northgate shaft down to the mid-shaft loading pocket, which accesses the first eight years of mine production. The Company continues to work on developing vertical access in the underground mine below that of the mid-shaft loading pocket, to an eventual depth of 1,500 metres. In 2015 the existing MCM #3 shaft was extended to a depth of 1,500 metres to provide for the hoisting of personnel, materials, ore and waste. Commissioning of the MCM #3 shaft was completed in the first half of 2016. The mine is also accessed by a ramp, which is being extended to the bottom of the mine from the existing exploration ramp, currently at a depth of 985 metres below surface. The mine design has taken into consideration the existing MCM #3 and the Young-Davidson shafts and other existing openings for ventilation. Additional ventilation raises to surface have been established and the underground ventilation circuit continues to be upgraded as the mine deepens.

The underground mine has been designed for low operating costs through the use of large modern equipment, gravity movement of ore and waste through raises, shaft hoisting, minimal ore and waste re- handling, high productivity bulk mining methods and paste backfill. The mining method employed is a combination of transverse and longitudinal stoping, followed by paste backfill, on 30 metre sub-levels. The mine operates scooptrams to load, haul and transfer stope production to the ore pass system from where it is hoisted to the surface via two 18 tonne skips in the Northgate shaft.

At full production rates of 8,000 tonnes per day, the underground would have a mine life of approximately 15 years based on the current mineral reserve. Production from the underground mine is being complemented by stockpiled open pit ore until it can provide the entire mill feed (expected in 2019).

Lateral development of the underground mine will average approximately 12,000 metres per year including capital, operating and ore categories for the first 10 years of the underground mine operation. In the last five years of the underground mine life, the development requirements drop off sharply as the mine is close to being fully developed.

The average underground personnel requirements at current mining rates are estimated to be approximately 300 persons. The mine operates seven days a week with two 10.5 hour shifts per day working a five days on and four days off followed by four days on five days off schedule. Once at full capacity, the mine will be owner operated with only diamond drilling and raising being contracted.

Milling Operations

The metallurgical test programs supported the selection of single stage semi-autogenous grinding circuit with a gravity circuit followed by flotation. The flotation concentrate is further ground and leached in a conventional carbon-in-leach. The flotation tailings are also leached in a carbon-in-leach circuit. The gold is recovered from the carbon followed by electro-winning and pouring doré bars.

The combined leach tailings were used for the cyanide destruction testwork. The Young-Davidson carbon-in-leach tailings are treated with the SO2/Air cyanide destruction method.

In January 2014 a paste backfill plant was commissioned and is capable of supplying paste fill to the underground voids at a rate in excess of 8,000 tonnes per day.

Infrastructure, Permitting and Compliance Activities

Existing infrastructure at Young-Davidson includes the Northgate and MCM shafts and headframes, the access ramp portal, surface ventilation equipment, an 8,000 tonne per day conventional CIL mill, an 8,000 tonnes per day paste backfill plant, a tailings impoundment area, various office and workshop buildings, and two power lines connected to the provincial grid. Paved highway access exists to the mine site.

The Young-Davidson mine has all required permits for current operations and the mine is in compliance with all regulatory requirements. The Company has recorded an asset retirement obligation liability of $6.3 million which it expects to settle during the course of mining and on closure.

The Company entered into Impact Benefit Agreements with the Matachewan First Nation on July 2, 2009 and with the Temagami First Nation / Teme Augama Anishnabai on July 14, 2012, as the Young-Davidson mine is situated within the traditional territory of these two First Nations.

Capital and Operating Costs

Most recent actual, and guidance for production, operating costs and capital are depicted below.

		2014 Actual	2015 Actual	2016 Guidance		2017 Guidance
Gold Production	(ounces)	156,763	160,358	170,000	(1)	200,000–210,000
Cost of Sales	($/ounce)	1,449	1,162	1,034		1,050
Total Cash Costs(2)	($/ounce)	825	683	600		625
Mine-site All-in Sustaining Costs(2)	($/ounce)	1,073	986	825		775
Capital	($ millions)	137	108	85-95		70-80

(1)	Actual gold production for 2016.
(2)	See “Cautionary Note Regarding Non-GAAP Measures and Additional GAAP Measures”.

2017 Outlook

Gold production at Young-Davidson is expected to increase approximately 21% in 2017 to between 200,000 and 210,000 ounces. Underground mining rates are expected to increase from an average rate of approximately 6,000 tonnes per day in 2016, to a range of between 6,500 and 7,500 tonnes per day in 2017.

Underground mined grades are expected to be consistent with the mineral reserve grade of 2.69 grams of gold per tonne (“g/t Au”) in 2017, though can vary as much as 10% from quarter to quarter. Mill throughput is expected to range between 7,600 and 8,000 tonnes per day with stronger throughput in the second half of the year following the addition of a pebble crusher to the circuit. Milled grades are expected to range between 2.35 and 2.60 g/t Au. Mill recoveries are expected to range between 90 and 92%.

Total cash costs are expected to average $625 per ounce of gold sold in 2017. Mine-site all-in sustaining costs are expected to average $775 per ounce, more than a 10% decrease from 2016 levels reflecting higher underground mining rates, ongoing productivity improvements and lower sustaining capital spending.

The Company remains focused on reducing capital spending at Young-Davidson. Capital is expected to total between $70 and $80 million in 2017, including $30 to $35 million of sustaining capital. This represents a $20 million decrease from approximately $95 million in 2016. Spending in 2017 will be focused on the ongoing development of the upper and lower mine, completion of the MCM waste pass, raise boring of the lower leg of the Northgate shaft and the addition of a pebble crusher. Approximately 60% of the 2017 capital budget is expected to be spent in the first half of the year.

Mulatos Mine

The Mulatos mine is located 220 kilometres east of Hermosillo in the state of Sonora in northwest Mexico. The Company owns 100% of the Mulatos mine and several other prospective exploration targets throughout the district. The mine includes both open pit and underground mines, a crushing and heap leaching facility, a high grade mill, gold processing facilities and related infrastructure. The mine was developed by Former Alamos and has been in continuous operation since 2005.

Project Description, Location and Access

The Mulatos Mine is located in the Sierra Madre Occidental mountain range in the east-central portion of the state of Sonora, Mexico. The Company controls several large mineral concessions, which are located mostly to the west, southwest and north-northeast of the Mulatos mine. A total of 28,773 hectares of mineral concessions, in 43 discrete concessions, are controlled by Alamos. The mineral concessions were awarded to the Company by the Mexican Department of Economy (the “Direccion General de Minas”). The property is approximately 220 kilometres by air east from the city of Hermosillo, and 300 kilometres south of the United States border. The Company maintains an administration office in Hermosillo, Mexico which supports the activities and operations of the Mulatos mine.

The Mulatos group of concessions cover the Mulatos deposit and satellite gold systems known as Cerro Pelon, La Yaqui, El Carricito, El Halcon, Las Carboneras, El Jaspe, Puebla, Los Bajios, and La Dura (the “Mulatos Group of Concessions”). The Mulatos deposit is itself divided into a number of mineralized zones known as Estrella, Mina Vieja, El Salto, Escondida, Gap, El Victor, El Victor North, San Carlos, Puerto del Aire, Puerto del Aire Extension, and East Estrella. Mineral rights for all concessions comprising the Mulatos Group of Concessions are controlled by Minas de Oro Nacional (“MON”), the Mexican subsidiary of the Company.

Surface rights in the exploitation area are held both privately and by the Mulatos, Ejido. In December 2016, the Company and the Ejido Mulatos entered into a new temporary occupation agreement (the “2016 Agreement”). The 2016 Agreement, among other things, provided for the dismissal of several lawsuits related to both the Company’s operations and prior occupation agreements; as well, replaced all prior temporary occupation agreements governing the communal land underlying the Mulatos mine. The 2016 Agreement provides for both annual rent payments to Ejido Mulatos members (both individually and collectively); as well, additional success fee type payments, better aligning the interest of the Company and the local community.

Pursuant to a royalty agreement between MON and Minera San Augusto S.A. de C.V dated March 23, 2001 (the “RTE Agreement”), a 5% NSR royalty is payable beginning on the date of commencement of commercial production until such time as the first 2,000,000 ounces of gold have been mined, processed and sold (or deemed sold) from the Mulatos Group of Concessions (the “Placer Kennecott Royalty” or the “Royal Gold Royalty”). Royal Gold subsequently acquired the Placer Kennecott Royalty. As at September 30, 2016, the royalty had been paid or accrued on approximately 1.6 million ounces of applicable gold production.

The Mulatos group of concessions are accessible via a combination of a paved road (Highway 16) from the city of Hermosillo, Mexico and dirt roads direct to the Mulatos mine. The driving time from Hermosillo to the mine is approximately 6 hours. In 2010, Former Alamos built and permitted a new unpaved airstrip within the limits of the mine property.

The town of Mulatos is in the municipality of Sahuaripa and is located approximately 0.5 kilometres northeast of the Estrella Pit. The population of the town of Mulatos is less than 100 people. The Company is currently engaged in a relocation program. Larger towns within 100 kilometre of the area of interest include Yecora with a population of 10,000, located southwest of Mulatos, and Sahuaripa with a population of 7,000 located northwest of Mulatos.

From July to September, the air is humid and hot, typically around 30 degrees Celsius during the day. In this period, over half of the average annual rainfall of 0.8 metre falls. The winter months (November to February) are cooler, generally between 15 and 20 degrees Celsius during the day, with occasional frost occurring at night.

History

Mulatos was known to contain gold dating back to the 1600s, with sporadic artisanal mining occurring over the years, especially in the area of Mina Vieja. Starting in the mid-1900s, several companies began to show interest in the claim areas, notably Minera Real de Angeles, Kennecott and Placer, with a substantial amount of exploration work conducted between 1993 and 1999. A preliminary feasibility study was completed on the property in 1998 by Kennecott and Placer who had entered into a joint venture agreement covering the deposit and a portion of the surrounding land.

In 2001, National Gold acquired a 100% interest in the property for cash and a sliding-scale royalty on the first two million ounces of gold production. In 2003, Alamos Minerals acquired an option on the property, and subsequently merged with National Gold to consolidate 100% ownership.

After completion of a feasibility study in 2004, an open pit operation with crushing and conveying to a heap leach pad at approximately 10,000 tpd was constructed. The operation achieved commenced production in April 2006. Since 2006 the Mulatos crushing facility has undergone numerous expansions and optimizations to both increase capacity to a nominal 17,500 tpd and provide for a consistent 100% passing -3/8” crush size.

In addition to the existing heap leach operations at the Mulatos mine, between 2009 and 2012, Former Alamos developed the Escondida high-grade zone and constructed a mill to process high-grade ore from Escondida. The high grade Escondida deposit was depleted in the second quarter of 2014. Alamos commenced underground development of the San Carlos high grade underground deposit in 2015 and undertook modifications to the mill to cater to the specific metallurgy of San Carlos.

Geological Setting, Mineralization and Deposit Types

The Mulatos mineral deposits are large epithermal, high-sulfidation, disseminated, gold deposits hosted within a mid-Tertiary dacitic dome complex. Gold mineralization is closely associated with silicic alteration within extensive areas of argillic and advanced argillic alteration. The Mulatos deposit proper is composed of the contiguous Estrella, El Salto, Mina Vieja, and Puerto del Aire resource areas. The Escondida deposit is the faulted extension of the Mina Vieja and El Salto sub-deposits and is believed to be continuous to the northeast with the Gap, El Victor and San Carlos mineralized areas. Although zones are often bounded by post-mineral faults, together they form a trend of 2.7 kilometres of gold mineralization starting at the north end of the Estrella pit to the San Carlos deposit.

Within the larger Mulatos Group of Concessions, and generally within 20 kilometres from the Mulatos deposit, geologically similar high sulfidation gold deposits, occurrences, or prospects are known. The principal ones, some of which are in the process of being evaluated and/or drill-tested, are: Cerro Pelon, La Yaqui, El Carricito, El Halcon, Las Carboneras, El Jaspe, Puebla, Los Bajios, and La Dura.

Gold deposits of the Mulatos district are considered to be high sulphidation-state epithermal systems. Epithermal precious metal systems may be classified as high, intermediate, and low sulphidation styles. They are characterized by the sulphidation state of the hypogene sulphide mineral assemblage, and show general relations in volcano-tectonic setting, precious and base metal content, igneous rock association, proximal hypogene alteration, and sulphide abundance. Ore in all occurrences is of the type formed under epizonal conditions, that is, generally within 2 kilometres of the paleo-surface. Past workers have referred to high sulphidation systems as acid-sulphate, enargite-gold, or alunite-kaolinite systems.

Most high-sulphidation systems are associated with coeval andesite to dacite volcanic arcs, and are hosted by extensive “pre-mineral” advanced argillic lithocaps. The principle ore host is vuggy residual silica, typically developed by intense acidic leaching of a pre-existing porphyritic dacite host rock. Proximal alteration comprises hypogene dickite, alunite (often crystalline), and/or pyrophyllite. Sulphides include enargite, pyrite, and luzonite. Quartz veining is extremely rare, but some deposits are overprinted by late barite and quartz veins. Laterally extensive sheets of intensely silicified rocks occur in many districts, and represent zones of lateral outflow of mixed hydrothermal and meteoritic water. Silica is transported in the acidic hydrothermal water, and on intersection with the paleowater table, undergoes neutralization and deposition of silica forming cryptocrystalline silica sheets. Most high-sulphidation deposits are large, low grade bulk-tonnage systems (“Yanacocha”), though vein-hosted high sulphidation deposits also occur (“El Indio”).

In contrast, low and intermediate sulphidation state systems are typically related to quartz and carbonate veins, near-neutral hydrothermal fluids, and lack proximal advanced argillic alteration and residual vuggy silica. Steam-heated alteration is present above some intermediate and low sulphidation state systems advanced argillic assemblages. However, they usually comprise low-temperature kaolinite, and fine grained alunite. Sulphides are of a low to intermediate sulphidation state. Gold occurs in oxide, mixed oxide/sulphide, and sulphide ore types, with pyrite as the primary sulphide mineral. The deposits are amenable to cyanidation in all ore types, but gold extraction decreases with decreasing levels of oxidation.

Precious metal mineralization at Mulatos is associated with intense silicic alteration (mostly vuggy silica), advanced argillic alteration, and the presence of hydrothermal breccias. The original protolith (dacite porphyry flow/tuff, coarse grained volcaniclastic rocks, breccias), as indicated by surface mapping and core drilling, may have contained in the order of 2-3 percent sulphide as pyrite with various amounts of enargite and tetrahedrite. The principal gold bearing host rock is interpreted as favoured for mineralization due to relatively high primary porosity and its intense fracturing.

Gold mineralization within the Mulatos deposit occurs primarily within areas of pervasive silicic alteration of the volcanic host rocks, and to a lesser extent, within advanced argillic alteration assemblages proximal to silicic alteration. The gold-bearing advanced argillic zones are dominated by pyrophyllite or dickite alteration. Silicic rocks host approximately 80 percent of the contained gold within the deposit. There are three main mineralization assemblages. From oldest to youngest they are: 1) quartz + pyrite + pyrophyllite + gold; 2) quartz + pyrite + kaolinite + gold + enargite; 3) kaolinite + barite + gold. Gold occurs in pyrite, as gold/silver telluride minerals, and possibly as a solid solution in some copper sulphide minerals. Supergene oxidation and perhaps remobilization and secondary enrichment of gold have been ongoing since the post-mineral volcanic cover was removed (in those specific deposits where it has been removed).

Exploration

Substantial drilling programs have been completed by the Company and its predecessors. Including drilling completed in conjunction with the 2004 feasibility study, the property has now been subject to over 778,970 metres of drilling in 4,671 holes. The majority of this drilling was completed in proximity to the Mulatos deposit, however, more recently drilling activities have focused on delineating other deposits in the district such as La Yaqui and Cerro Pelon and testing other regional exploration targets such as El Carricito.

In the second half of 2015 and all through 2016, the Company’s exploration focused mainly on the La Yaqui deposit with 46,809m drilled during 2016. Exploration focus has been on a large northwest trending silica ridge that sits to the northeast of previously known mineralization. Since the end of 2015, exploration has been defining new resources along this ridge and exploration there is still underway. Some drilling was also undertaken at Cerro Pelon and adjacent to the Escondida deposit (part of the main Mulatos open pit) in 2016. The main areas under exploration at Cerro Pelon are immediately north-northeast of the previously defined mineral reserve pit, further north under a massive silica cap and to the northwest of the mineral reserve pit over a newly outlined area of favourable alteration and structure.

During 2016, a full and detailed review and ranking of all prospects in the district was undertaken with 1, 2 and 5 year exploration plans outlined. In addition, mapping, sampling and Induced Polarisation geophysics were carried out on the Los Bajios project that sits approximately 3km to the northwest of Mulatos open pit.

Drilling

Drilling statistics for 2016 and project-to-date are presented below:

2016 Core Drilling:

Zone Drilled	Drill Holes Completed (# 2016)	Drill Holes Project (#)	Drilling 2016 (m)	Drilling Project (m)
La Yaqui	200	249	40,393	49,469
Cerro Pelon	68	157	14,172	25,207
La Escondida (Mulatos Deposit)	7	239	1,035	21,113
Other areas prior to 2016	0	774	0	125,317
Total	275	1,419	55,600	221,106

2016 Reverse Circulation Drilling:

Zone Drilled	Drill Holes Completed (# 2016)	Drill Holes Project (#)	Drilling 2016 (m)	Drilling Project (m)
La Yaqui	30	163	6416	24,940
Cerro Pelon	22	165	4,892	30,505
La Escondida (Mulatos Deposit)	22	366	5,934	27,425
Other areas prior to 2016	0	2,558	0	474,993
Total	74	3,252	17,242	557,863

Mulatos Main Zone

The Mulatos Main Zone is a continuous zone of mineralization that comprises the La Estrella, La Escondida, Mina Vieja, El Salto, Puerto del Aire, Gap, El Victor, El Victor North and San Carlos (open pit) deposits. This whole zone shows similar geological characteristics with comparable styles of mineralization. Dacitic and rhyodacitic rocks have undergone intense silica alteration (often vuggy) which is the key host for mineralization. These zones are often blind, being overlain by a relatively thick sequence of ignimbrite flows. Historically these flows have been referred to as post-mineral but recently acquired data shows portions of it to host vein-style mineralization. This has been seen at San Carlos and similar potential is currently being investigated in Gap, El Victor and Puerto del Aire. Sets of post-mineral faulting has caused some offset of the mineralization (to varying extents) throughout this entire zone.

Mineralization is usually stratiform with some local structural control, especially on high grades and zones of brecciation. This structural control that directly affects higher grades has been identified at La Estrella and Puerto del Aire Deposits and is also likely at Gap. Alamos conducted exploration systematically through this zone commencing in 2006 and by the end of 2014, 338,470 metres had been drilled.

Limited exploration drilling was conducted on the main zone in 2016 with only 29 holes for 6,969m drilled adjacent to or beneath the whole zone.

Cerro Pelon

During 2008, Former Alamos announced the discovery of a new gold zone at Cerro Pelon. Cerro Pelon is located approximately 2.5 kilometres southwest of the leach pad area. It was a high-priority target for Former Alamos and continues to be a focus for the Company.

Gold at Cerro Pelon is associated with quartz-alunite alteration that is often vuggy in nature. Structural control and hydrothermal brecciation are also key factors associated with mineralization. The main structural trends are north-northwest and east-northeast. Intrusive rocks, hydrothermal brecciation and mineralization also follow these trends. Oxidation is very deep along and adjacent to the structures with oxidation and transition / mixed zones extending to 160 metres depth in places. As with all Mulatos exploration, every sample above a cut-off of 0.2g/t Au is sent for further analysis on cyanide-leachability and these results indicate excellent recoveries (usually greater than 80%) down to the base of the transition / mixed zone.

Drilling was undertaken at Cerro Pelon in 2008 and 2009 with a total of 18,653 metres completed in 142 holes. Geological modelling and 3D modelling was completed in September 2009, followed by a mineral resource estimate in November 2009. The results of the resource calculation were integrated into the global mineral resource & reserve numbers for 2009 and the majority of mineral resources at Cerro Pelon were classified as measured and indicated. Ongoing engineering work and economic evaluation initiated in 2009 resulted in an upgrade of a portion of the measured and indicated mineral resources to the reserve category.

In 2014, Alamos executed an agreement to acquire the surface rights to the Cerro Pelon deposit. Closing of the agreement occurred in 2015 and exploration programs recommenced. A comprehensive mapping and sampling program (742 rock chip samples and 1,850 metres x 1,425 metres covered by mapping and sampling) was undertaken which helped to refine the geological understanding. Full re-logging of the deposit was also undertaken. These programs were followed by exploration (and then infill) drilling with a total of 18,767 metres drilled in 98 holes. These programs have outlined a new zone of high-grade mineralisation about 100m to the north of current pit limits. Excellent drill results were obtained with several intercepts averaging well above the current mineral reserve grade. Some of the best intercepts recorded were 14.47g/t Au over 50.30 metres (15PEL012), 9.65g/t Au over 34.60 metres (15PEL020) and 2.46g/t Au over 94.20 metres and 2.21g/t Au over 22.60 metres (both from15PEL010).

Exploration in 2016 comprised further detailed mapping and sampling over a new zone to the northwest of the mineral reserve pit. A significant area of favourable silica and argillic alteration was outlined along with numerous north-south trending structures. Mineralization in the reserve pit (to the southeast) has a strong association with approximately north-south trending structures and silica alteration. Scout drilling commenced over this target in the fourth quarter and wide zones of vuggy silica and anomalous grades have been intersected in the sulphide zone. Multi-element geochemistry is being used to help vector towards higher temperature mineralization and grades are improving as drilling progresses. This program will be ongoing through 2017. In addition to drilling on the northwest zone, scout holes were also drilled beneath the massive silica cap to the north of the reserve pit. This is a large zone that will be systematically explored through 2017. Late in 2016 drilling also re-commenced immediately to the north and along strike from the high-grade shoot discovered in 2015. Mineralization in this area is strongly controlled by approximately north-south trending structures and drilling through 2017 is planned to further test these structures along strike. Totals of 19,064 metres in 90 holes were drilled at Cerro Pelon in 2016.

La Yaqui

The La Yaqui project is located approximately 9.5 kilometres southwest of the Mulatos Main Zone. After successful negotiation in 2007, Former Alamos gained exploration access to La Yaqui for the first time since

1997. Exploration drilling commenced shortly after and continued into 2008 with 11,514 metres drilled in 84 holes.

The results of drilling were incorporated into Former Alamos’ measured and indicated mineral resource statement as of December 31, 2008. In 2009, Former Alamos completed engineering work and an economic evaluation and reported its first probable mineral reserve in December 31, 2009. Access once again became an issue until 2014, when Former Alamos executed an agreement to acquire the surface rights. On closing of this agreement Former Alamos commenced work towards permitting and construction on this project.

Exploration programs began immediately with a detailed mapping and sampling program undertaken in late 2014 and early 2015. A total of 556 rock chip samples were taken and an area of 1,950 metres x 2,210 metres was covered by mapping and sampling. Infill, geotechnical and metallurgical drilling was carried out concurrently with mapping and sampling while exploration drilling commenced afterwards. In 2015 a total of 17,517 metres were drilled on the project in 105 holes.

This drilling intersected ore-grade mineralization over a one kilometre strike length along the ridge-top to the northeast of in-pit reserves. Mineralization is associated with quartz-alunite altered dacitic rocks and usually sits below a barren massive silica cap. The drilling carried out in 2015 was widely spaced and purely exploratory in nature. Drill results received in 2015 include 1.36 g/t Au over 117.40 metres (15YAQ058), 1.34 g/t Au over 64.00 metres (15YAQ064) and 2.03 g/t Au over 32.00 metre (15YAQ068).

The main focus of exploration at Mulatos in 2016 was following up on the excellent results obtained in the 2015 scout drilling at La Yaqui Grande. Drilling in 2015 had outlined three potential zones of mineralization; Zone 1 – 3. Zone 1 sits at the southeast end of the northwest trending silica ridge with Zone 2 further to the northwest and Zone 3 located further northwest again. Gold mineralization in Zone 1 is associated with a north-south trending structural corridor and as a result is more linear in morphology. Zone 2 is more stratiform in nature and dips to the northeast at approximately 35-40 degrees (sub-parallel to topography). While the main control on mineralization in Zone 2 appears to be lithological, a higher grade section may be associated with structural intersections. The main focus of drilling in 2016 was to delineate and define both of these zones along with scout drilling of Zone 3. A total of 46,809 metres of drilling was carried out at La Yaqui in 2016 in 230 holes. Drill results received in 2016 include 4.37 g/t Au over 76.00 metres (16YAQ135), 3.79 g/t Au over 47.3 metres (16YAQ051), 2.20 g/t Au over 30.9 metres and 2.63 g/t Au over 35.6 metres (16YAQ027). 2.91 g/t Au over 43.3 metres (16YAQ033), 3.23 g/t Au over 65.5 metres (16YAQ096), 3.17 g/t Au over 76.80 metres (16YAQ129), 8.42 g/t Au over 19.80 metres (16YAQ117). 6.31 g/t Au over 32.60 metres (15YAQ228), 3.27 g/t Au over 63.00 metres (16YAQ196) and 6.35 g/t Au over 21.90 metres (16YAQ207).

An interim resource statement was calculated for La Yaqui Grande in September 2016. This included 27,201 metres of drilling from Zones 1 and 2 only.

2017 Exploration Outlook for Mulatos

Alamos plans to continue its aggressive exploration program in 2017 with 60,000 metres of drilling budgeted. The primary exploration drilling focus in 2017 will be on La Yaqui with infill and extension drill programs planned for all zones, scout drill programs planned to the northeast of Zone 1, on the silica rib that extends to the southeast of Zone 1 and on the Yaqui Norte to Halcon corridor. Another main drill focus will be Cerro Pelon with the aims of following up and delineating the northwest zone, the zone under the silica cap and the zone immediately to the north and along strike from the reserve mineralization. In 2017 scout drilling will also be conducted on other prospects in the district including Los Bajios and El Refugio. In addition to the drilling just described, mapping, sampling and geophysics will be conducted on the El Refugio, El Carricito and El Halcon prospects.

Sampling, Analysis and Data Verification

The drilling methods utilized at Mulatos are RC using a center return bit, oriented diamond drilling using HQ and NQ diameter rods, and underground diamond drilling using NQ thin-wall core (for certain areas such as El Victor and Escondida).

Logging, sampling, and analysis procedures were historically established by previous operators and are still being used today apart from refinements and adjustments necessary to comply with current Quality Assurance/Quality Control (“QA/QC”) procedures and NI 43-101 requirements. Logging and sampling methodologies and procedures are documented, routinely updated, and maintained by the Company’s exploration department.

Geologists log drill core holes onsite at Mulatos. Core is logged on a hole by hole basis with data entered directly into AGI’s Corporate Data Management System. RC holes are logged from chip trays containing representative samples collected from each 1.5 metre sample interval. After completion of geological and geotechnical logging and collection of additional information such as specific gravity, geologists define and label the intervals to be sampled, ranging from 0.25 to 1.5 metres, depending on geological characteristics.

Drill core is cut and sampled onsite at Mulatos while RC samples are collected directly at the drill site. For RC drill holes, a sub-set of the sample cuttings is bagged, inventoried, prepared and shipped to Hermosillo for analysis. For core drill holes, half-core samples are prepared using a diamond core saw, with 1.0 m intervals as standard sample lengths in rock types presenting similar geological characteristics. Where geological or mineralization differences are noted, drill core can be selectively sampled to a minimum length of 0.25 metres. The samples are bagged, tagged, sealed and shipped in batches to the assaying laboratory. Metallurgical and geotechnical drill holes are logged at site in a similar manner to other core drill holes. Geologic logging and sample interval definition are completed by geologists; geotechnical logging including Rock Quality Designation (“RQD”), core recovery and specific gravity measurements are usually done by geological technicians. When applicable, underground channel sampling was supervised by a geologist, and consisted of 1.5 metre channels approximately 12 centimetres wide and 7.5 centimetres deep.

Laboratory sample preparation and analysis is in accordance with strict and industry recognized protocols and procedures. For RC samples, an approximate 5 kilogram sub-sample is sent to the lab. After drying, a 1 kg sub-set is crushed, riffle spilt, and pulverized to a 250g sample. A one assay-ton (30 grams) sample is then collected for precious metal analysis by fire assay with atomic absorption finish (“FA-AA”). For sample assaying above 5 g/t Au under FA-AA, a fire assay with gravimetric finish (“FA-GR”) is also performed. A smaller pulverized sub-sample (0.25 grams) is also taken for multi-element ICP analysis. Samples with gold assay results above 0.2 g/t are assayed by the hot-cyanide method (Au and Cu) to help assess the Au recovery potential; the results of these tests are also used for the recovery model. For core samples, the entire half of the core sample received at the lab is crushed; a 250 gram split is collected, pulverized and assayed using the methodology described above. Samples are now sent to ACME labs in Hermosillo, Mexico for sample preparation and fire assay analysis and to ACME’s Vancouver lab for multi-element analysis. Other labs, including ALS Chemex, Inspectorate and others, were used in the past with documentation available in individual drill logs. Check assay work was usually performed at Skyline Labs in Tucson, Arizona.

QA/QC procedures are performed systematically at Mulatos. Blind, standard and blank samples are systematically inserted on a regular sample batch interval, generally every 25-30 samples, and are routinely evaluated when results are received. Field Core Duplicates (1/4 core) are taken every 20 samples and Preparation Duplicate samples are selected at regular intervals, with the duplicate retrieved by the assaying laboratory personnel after the sample has been crushed, basically representing a separate split. Check assays of pulverized pulps are performed by a second lab and generally represent 5-10% of the entire sample database. Comparisons and reconciliation between original and check assays are done routinely during drilling, and systematically before any resource estimation exercise.

Sample custody is ensured on-site by continuous inventorying and monitoring of the RC cuttings and drill core. Once samples are prepared, using the methodologies described above, they are inventoried, individually bagged, tagged and sealed in larger bags for transport to the assay lab. The laboratories used for analysis are certified and follow strict, industry recognized, QA/QC protocols. Audits of the assaying labs are performed occasionally.

For disclosure purposes, a 0.3 g/t Au cut-off grade is used for calculation of composite intervals, with only a single 1.5 m interval of sub-0.3 g/t Au material allowed within a composite interval; assay results are generally presented uncut.

Mineral Processing and Metallurgical Testing

The Mulatos deposit and surrounding deposits are amenable to cyanidation and heap leaching, as determined by lab scale testing conducted prior to project construction. The testwork indicated that mineralized material varies from pure oxide to pure sulphide, with gold recovery typically varying from 55% to 90% as material grades from sulphide to oxide. The average recovery was estimated to be between 72% and 74% for the Estrella Pit. Actual recoveries experienced early in project life were below this as run-of-mine un-crushed material, coarse crushed material and an area of low-recovery material were stacked on the leach pad at various times since mine commissioning. The Company has completed a number of operational initiatives that have improved leach pad percolation and resulted in higher gold recoveries, including conveying and stacking ore on the leach pad, implementing a drum agglomeration process and closing the crushing circuit to reduce the crusher discharge size to as close to 100% passing 3/8 of an inch as possible. As a result, recoveries have improved significantly.

Mining Operations

Mining operations at the Mulatos mine consists of the Mulatos open pit complex and the San Carlos underground. Mining in the open pit started in 2005. The open pit is a standard loader and truck operation running 24 hours per day, seven days per week. Mining is currently undertaken by a contractor and prior to 2014 mining was undertaken by MON personnel. It is anticipated that the contractor will remain for the life of the open pit. The current Mulatos open pit complex consists of the main Mulatos pit and the adjacent Victor and San Carlos pits. The Mulatos open pit complex (including stockpiled ore) has a remaining life of six years.

It is expected that an additional open pit will be started at La Yaqui in 2017. It is anticipated that a contractor will be used to operate La Yaqui. This open pit will have its own crushing and leaching facilities and loaded carbon will be transported to the main Mulatos ADR for further processing.

Development for the San Carlos underground was initiated in early 2014 and production stoping commenced in late 2014. Mining is at a nominal rate of between 350 and 450 tonnes per day of ore. Mining is carried out by longhole transverse mining and mined out stopes are filled with cemented rock fill. Mining is undertaken by a local contractor and engineering, geology and planning functions are carried out by MON staff. Access to the mine is via a ramp system and ore is hauled from the mine and placed on a pad adjacent to the ramp portal. Ore is loaded and hauled by the open pit contractor from the pad to the high grade mill located adjacent to the Mulatos heap leach crushing plant, a distance of approximately 5.4 kilometres.

Processing and Recovery Operations

The Mulatos processing facilities consist of a heap leach pad with an associated crushing plant, and a high grade mill.

Run of mine heap leach ore from the open pit is crushed in a four stage plant to 100% passing -3/8”. A run of mine stockpile is in front of the primary crusher and additional surge capacity is situated between the secondary and tertiary crushing plants, and after the quartenary crusher. Following quaternary crushing, the ore is transported via a 1.7 kilometre overland conveyor to the leach pad. At the leach pad, cement is added via two agglomerators and the ore is then transported via grasshopper portable conveyors to a stacker where it is stacked in 7 metre lifts.

Cyanide leach solution is applied to each lift for approximately 90 days, and the gold bearing solution then reports to one of two “pregnant” solution ponds via gravity. Inter-lift liners are installed on the leach pad every three lifts giving a height between inter-lift liners of 21 metres. Pregnant solution is pumped to the ADR where gold is recovered through the carbon absorption coumns, carbon stripping and electowinning to produce doré bars of gold and silver in the refinery.

In the process of mining the current oxide and mixed ores being sent the leach pad, Mulatos also mines significant quantities of sulphide material. This sulphide material is segreagated and placed in long term stockpiles. It is planned to process this material when the open pit mine is completed.

The high grade mill takes underground ore crushed from the primary and secondary crushing plants and recovers gold via a flotation concentrate which is sold on the international market.

The heap leach pads and processing facilities will continue to run for approximately three years after the main Mulatos pit is depleted, as long term stockpiles are processed.

Infrastructure, Permitting and Compliance Activities

Due to its distance from large population centers Mulatos maintains a camp including accommodation, kitchen, medical and recreational facilities. The camp facility is maintained by an outside contractor. Employees are bussed to the mine site from Hermosillo and work a nominal 14 day on 7 day off rotation.

There are currently two power plants in operation at the Mulatos mine. The first power plant is a generating plant consisting of four-1,100 kilowatt and two-2,000 kilowatt, 1,200 rpm diesel electrical generating sets which supply electrical power for all mine site usage. The second power plant was constructed for the closed crushing circuit and future expansion and consists of five-1,750 kilowatt generating sets and is expandable to host up to six generating sets. Total usage is approximately 70,000 kilowatt hours per day.

The Company is permitted to mine its reserves at the Mulatos pits and has obtained the required surface rights to carry on mining, processing and exploration activities at these areas. In 2014, Former Alamos completed negotiations to acquire additional land surface rights covering and surrounding the La Yaqui and Cerro Pelon satellite deposits. From time to time, the Company acquires additional permanent and temporary surface rights to explore additional targets within the Mulatos Group of Concessions.

The feasibility study completed in 2004 identified the potential for acid rock drainage. Measures to prevent acid rock drainage were incorporated into construction of the Mulatos mine. Standard mining and construction practices in Mexico and guidelines issued by the World Bank were followed in the development and construction of the Mulatos mine.

The Company complies with all environmental obligations set out in its mining plan, including eventual reclamation of mine and exploration roads, drill set-up, dumps and the heap leach pad. The Company has recorded an asset retirement obligation liability of $26.6 million which it expects to settle during the course of mining and on closure, as at December 31, 2015. The Mulatos mine undertakes ongoing reclamation of waste dumps and leach pads. In 2015, Mulatos reclaimed 4.6 hectares of leach pads.

The Company is in receipt of all permits to operate its existing mines and facilities.

The nearby town of Mulatos is largely protected from noise, dust, vibration and fly rock by the Mina Vieja outcrop. The Company proactively monitors noise, dust and vibration levels to ensure that they are within acceptable limits and the Company takes every precaution to minimize the impact of its mining operations on the local community. The Company also provides medical and educational assistance to the town of Mulatos as well as employment opportunities.

Capital and Operating Costs

Most recent actual, and guidance for production, operating costs and capital are depicted below.

		2014 Actual	2015 Actual	2016 Guidance	2017 Guidance
Gold Production	(ounces)	140,500	140,330	154,000(1)	150,000-160,000
Cost of Sales	($/ounce)	914	1,116	1,097	1,015
Total Cash Costs(2)	($/ounce)	703	869	850	815
Mine-site all-in Sustaining Costs(2)	($/ounce)	917	1,047	925	890
Capital(2)	($ millions)	52	45	25-35(3)	33-40(3)

(1)	Actual production for 2016.
(2)	See “Cautionary Note Regarding Non-GAAP Measures and Additional GAAP Measures”.
(3)	Excludes capitalized exploration.

2017 Outlook

Mulatos is expected to produce 150,000 to 160,000 ounces of gold in 2017, a slight increase from 2016 production of 154,000 ounces. Mine-site all-in sustaining costs are expected to decrease to $890 per ounce of gold sold from 2016 guidance of $925 per ounce. Total cash costs are expected to average $815 per ounce of gold sold.

Open pit grades mined and stacked on the heap leach pad are expected to range between 0.79 and 0.88 grams of gold per tonne in 2017. The waste to ore ratio is expected to range between 0.7 and 0.9:1, down from approximately 1.2:1 in 2016. Milled grades are expected to average 8 grams of gold per tonne in 2017. The mill is expected to operate at a rate of approximately 400 tonnes per day. Based on existing stockpiles and the current mine plan, mill production is expected to continue into the fourth quarter of 2017; however, there is potential to extend the mine life at San Carlos with additional ore continuing to be mined outside of existing reserves. Total crusher throughput (excluding mill throughput) is expected to increase to an average 18,500 tonnes per day in 2017. The combined recovery ratio is expected to increase to an average of 73% in 2017, reflecting higher recoveries from the mill following the transition to concentrate production.

Low-cost production growth from the La Yaqui pit, starting in the second half of 2017, is expected to drive costs lower. This trend is expected to continue beyond 2017 as La Yaqui evolves into a larger operation and with the 5% net smelter royalty at the Mulatos mine expected to be eliminated within the next two years. Only 0.3 million ounces of production remain subject to the royalty, after which costs will decrease by $60 per ounce (assuming a gold price of $1,200 per ounce).

Capital spending at the Mulatos mine in 2017 is expected to total $33 million to $40 million, which includes $12 million for the development of Phase I of the La Yaqui project and $8 million to $10 million of sustaining capital. Exploration spending at the Mulatos mine in 2017 is expected to total $17 million. The majority of the exploration will be focused on the La Yaqui and Cerro Pelon deposits and scout drilling Los Bajios and El Refugio and other targets within the Mulatos district.

La Yaqui Project Update

On September 12, 2016, the Company reported an updated mineral resource estimate for the La Yaqui project as set out in the table below.

La Yaqui Mineral Reserves and Resources as of September 1, 2016
	Tonnes (000’s)	Grade (g/t Au)	Ounces (000’s)
Proven Mineral Reserves	474	1.52	23
Probable Mineral Reserves	1,438	1.42	66
Proven and Probable Mineral Reserves	1,912	1.45	89
Indicated Mineral Resources (exclusive of Mineral Reserves)	4,050	1.14	149
Inferred Mineral Resources	5,524	1.68	298

(1)

The Company’s mineral reserves and mineral resources are classified in accordance with the Canadian Institute of Mining Metallurgy and Petroleum’s “CIM Standards on Mineral Resources and Reserves, Definition and Guidelines” in accordance with NI 43-101 requirements.

(2)	Mineral reserve cut-off grade for the La Yaqui pit are determined as a net of process value of $0.10 per tonne for each model block. Mineral reserve estimates assumed a gold price of $1,250 per ounce.
(3)

Mineral resources are exclusive of mineral reserves. Mineral resources are not mineral reserves and do not have demonstrated economic viability. Mineral resources are reported at a 0.3 g/t Au cutoff and recoveries based on current metallurgical test work. Mineral resources are constrained within a pit shell based on a gold price of $1,400 per ounce and the 2016 budget costs for the Mulatos project.

The mineral resource update incorporates 27,201 metres of drilling completed across 132 holes through the first eight months of 2016. This included infill and extension drilling on the two zones of mineralization identified to date along the large northwest trending ridge at La Yaqui, known as La Yaqui Grande. Both zones at La Yaqui Grande remain open, with Zone 1 along strike to the north and Zone 2 open along strike and down dip. The mineral resources are in oxide mineralization with preliminary metallurgical test work indicating it is amenable to heap leaching.

The focus of the drill program since the mineral resource update has been to upgrade the inferred mineral resource in Zone 2 to indicated mineral resource status, to explore the area between Zones 1 and 2 and to scout drill Zone 3. La Yaqui Grande remains the Company’s highest priority exploration target with a further 5,749 metres drilled in September of 2016 and another 10,389 metres drilled during the fourth quarter of 2016 bringing the full year total for 2017 to 46,640 metres. For 2017, the Company has budgeted approximately $6 million for exploration. The focus will be on infill drilling within Zone 3, the gaps between all three zones and down dip (to the northeast) of Zones 2 and 3, as well as exploration drilling over the eastern part of Zone 1 and along the Yaqui Norte-Halcon corridor. With positive ongoing results, the project shows strong potential for further mineral reserve and resource growth.

Development of Phase I of the La Yaqui project remains on schedule for initial production in the second half of 2017. With contract mining and crushing to be employed, construction activities are focused on completion of an independent heap leach pad and carbon columns at an expected capital cost of approximately $12 million.

Other Mines and Projects

El Chanate (Mexico)

The El Chanate mine is expected to produce 50,000 to 60,000 ounces of gold in 2017, a decrease from 68,000 ounces produced in 2016, reflecting lower grades and throughput rates. Total crushed and run of mine ore is expected to decrease in 2017 to an average 16,500 tonnes per day. The processed grade (run of mine and crushed ore) is expected to average 0.53 grams of gold per tonne. The waste-to-ore ratio is expected to average

3.4:1, consistent with 2016; however, it is expected to be sharply higher in the first half of 2017 as a pushback is completed.

Mine-site all-in sustaining costs are expected to average $1,200 per ounce of gold sold in 2017 with significant variability through the year. Total cash costs are expected to be in a similar range as the Company expects to expense all waste stripping costs in 2017. In light of the higher cost structure at El Chanate, the Company has hedged approximately 75% of its expected 2017 gold production through gold collar contracts which ensure a minimum gold price of $1,225 per ounce and participation up to a price of $1,450 per ounce.

The operation has approximately 18 months of mining remaining, after which the Company expects to residual leach the heap leach pad for approximately three years.

Kirazli, Aği Daği, and Çamyurt (Turkey)

The Company’s 2017 general and administrative budget for Turkey is $4 million which includes spending associated with completing the permitting process at Kirazli in addition to community and government relations and general administration. With the Environmental Impact Study and forestry permits for the Kirazli project approved by the federal government, the Company is pursuing the GSM (Business Opening and Operation) permit which is granted by the Canakkale Governorship.

Feasibility studies to update the economics for both the Kirazli and Aği Daği projects are nearing completion. A preliminary economic assessment is also being conducted on the higher grade Çamyurt project. A number of significant changes, including weakness in the Turkish lira and lower diesel prices since 2012, are expected to positively impact project economics. The Company will review its development budget for Kirazli following receipt of the GSM permit.

Lynn Lake (Manitoba, Canada)

The Company’s 2017 capital budget for Lynn Lake is $13 million, comprised of $9 million for development activities and $4 million for exploration. Development spending will be focused on baseline work in support of the project description, initiation of the permitting process and completion of a feasibility study, expected to be completed in the third quarter of 2017. Lynn Lake remains one of the Company’s top development priorities.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents filed or furnished by the Company with the securities commissions or similar authorities in Canada and the SEC in the U.S. are specifically incorporated by reference into and form an integral part of this short form prospectus:

1.	the annual information form of the Company dated March 22, 2016 for the financial year ended December 31, 2015 (the “AIF”);

2.

the audited consolidated financial statements of the Company for the financial years ended December 31, 2015 and 2014, the notes thereto and the independent auditor’s report thereon, together with the related management’s discussion and analysis of financial condition and results of operations;

3.	the management information circular of the Company dated April 1, 2016 for the annual and special meeting of shareholders held on May 13, 2016;

4.

the unaudited condensed interim consolidated financial statements of the Company for the three and nine months ended September 30, 2016 and the notes thereto, together with the related management’s discussion and analysis of financial condition and results of operations;

5.	the business acquisition report dated August 7, 2015 in connection with the amalgamation of Alamos Gold Inc. and AuRico Gold Inc. (the “BAR”); and

6.

the template version (as defined in National Instrument 41-101 – General Prospectus Requirements (“NI 41-101”)) of the term sheet dated January 25, 2017, filed on SEDAR in connection with the Offering; and

7.	the template version (as defined in NI 41-101) of the term sheet dated January 26, 2017, filed on SEDAR in connection with the Offering.

Any documents of the types referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 –Short Form Prospectus Distributions (other than confidential material change reports, if any) filed by the Company with the securities regulatory authorities in Canada after the date of this short form prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference herein. In addition, any document that is filed with or furnished to the SEC pursuant to the U.S. Exchange Act after the date of this short form prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this short form prospectus forms a part (in the case of any report on Form 6-K, if and to the extent expressly set forth in such report). The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and the readers should review all information contained in this short form prospectus and the documents incorporated or deemed to be incorporated herein by reference.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

Information has been incorporated by reference in this short form prospectus from documents filed with the securities commission or similar authority in Canada and filed with, or furnished to, the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Assistant Corporate Secretary of the Company at Brookfield Place, 181 Bay Street, Suite 3910, Toronto, Ontario M5J 2T3, telephone 1-(866)-788-8801. In addition, copies of the documents that Alamos has filed with the securities regulatory authorities in Canada may be obtained over the Internet at the Canadian Securities Administrators’ website at www.sedar.com.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents specified in this short form prospectus under “Documents Incorporated by Reference,” the form of underwriting agreement described in this short form prospectus and the consents of auditors, engineers and legal counsel have been or will be filed with the SEC as part of the registration statement of which this short form prospectus forms a part.

USE OF PROCEEDS

The estimated net proceeds from the Offering, after deducting fees payable to the Underwriters and the estimated expenses of the Offering, will be $239,356,400 or $275,360,360 if the Over-Allotment Option is exercised in full. The Company intends to use the net proceeds of the Offering, along with existing cash, to repay all of its outstanding $315 million senior secured 7.75% high yield notes maturing 2020. Upon completion of the Offering and application of the proceeds from the Offering, the Company will be debt-free with approximately $200 million in cash and cash equivalents and available-for-sale securities, and, including borrowings available under its revolving credit facility, the Company will have approximately $350 million in available liquidity.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Company has agreed to sell and the Underwriters have severally (and not jointly or jointly and severally) agreed to purchase on February 9, 2017, or such later date as may be agreed upon by the Company and the Underwriters, subject to the terms and conditions stated in the Underwriting Agreement, all but not less than all of the Offered Shares at the Offering Price, payable in cash to the Company against delivery of such Offered Shares.

The obligations of each Underwriter under the Underwriting Agreement may be terminated upon the occurrence of certain stated events. Such events include, but are not limited to: (i) trading generally shall have been suspended or materially limited on, or by, as the case may be, either of the TSX or the NYSE; (ii) a material disruption in securities settlement, payment or clearance services in Canada or the United States shall have occurred; (iii) any moratorium on commercial banking activities shall have been declared by Canadian or United States authorities; (iv) any inquiry, investigation or proceeding in relation to the Company or its directors or officers, whether formal or informal, is commenced, announced, or threatened, which, in the opinion of that Underwriter, acting in good faith, would reasonably be expected to have a material adverse effect; (v) any law or regulation under or pursuant to any statute of Canada or of any province thereof, or of the United States or any state or territory thereof, is promulgated or changed which in the opinion of that Underwriter, acting in good faith, operates to prevent or materially restrict the distribution or trading of the Offered Shares or which, in the opinion of that Underwriter, acting in good faith, would reasonably be expected to have a material adverse effect on the market price or value of the Offered Shares or a material adverse effect on the Company; (vi) there is, in the opinion of that Underwriter, acting in good faith, a material change or a change in any material fact or a new material fact arises that would reasonably be expected to have a material adverse effect on the market price or value of the Offered Shares or a material adverse effect; (vii) there shall have occurred any catastrophe, accident, natural disaster, public protest, war, outbreak or escalation of hostilities or terrorist action, or any change in financial markets, currency exchange rates or controls or any calamity or crisis, or any other occurrence of any nature whatsoever, that, in that Underwriter’s judgment, is material and adverse and which, singly or together with any other event specified in this paragraph, makes it, in that Underwriter’s judgment, impracticable or inadvisable to proceed with the offer, sale or delivery of the Offered Shares on the terms and in the manner contemplated in this short form prospectus; (viii) there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any law or regulation which, in the opinion of that Underwriter, seriously adversely affects, or involves, or will seriously adversely affect, or involve, the financial markets or the business, operations or affairs of the Company and its subsidiaries (taken as a whole); or (ix) the Company is in breach of any material term, condition or covenant of the Underwriting Agreement or any representation or warranty given by the Company in the Underwriting Agreement is false or becomes false in any material respect. The Underwriters are, however, obligated to take up and pay for all of the Offered Shares that are purchased under the Underwriting Agreement, but are not obligated to take up and pay for any Additional Shares. The Underwriters are offering the Offered Shares, subject to prior sale, if, as and when issued to and accepted to them, subject to certain conditions contained in the Underwriting Agreement, such as receipt by the Underwriters of officers’ certificates and legal opinions. The Underwriting Agreement provides that the Underwriters will be paid a fee per Common Share on account of underwriting services rendered in connection with the Offering, which fee will be paid out of the proceeds of the Offering. The fee will be $0.318 per Common Share.

The Offering is being made concurrently in the United States and in each of the provinces and territories of Canada pursuant to the multi-jurisdictional disclosure system implemented by the SEC and the securities regulatory authorities in Canada. The Offered Shares will be offered in the United States and Canada through the

Underwriters either directly or through their respective U.S. or Canadian broker-dealer affiliates or agents, as applicable. No Offered Shares will be offered or sold in any jurisdiction except by or through brokers or dealers duly registered under the applicable securities laws of that jurisdiction, or in circumstances where an exemption from such registered dealer requirements is available.

The Offering Price of the Offered Shares for all investors will be payable in U.S. dollars, unless the Underwriters otherwise agree. All of the proceeds of the Offering will be paid to the Company by the Underwriters in U.S. dollars based on the U.S. dollar Offering Price.

The Company expects that delivery of the Offered Shares will be made against payment therefor on the Closing Date, which will not be the third business day (in the United States) following the date of the final short form prospectus. Under Rule 15c6-1 under the U.S. Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, investors who wish to trade Offered Shares prior to the Closing Date may be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Investors who wish to trade Offered Shares prior to the Closing Date should consult their own advisors.

The Company has granted to the Underwriters the Over-Allotment Option, which is exercisable in whole or in part and at any time for a period of 30 days after closing of the Offering to purchase up to an additional 15% of the aggregate number of Offered Shares issued under the Offering on the same terms as set forth above solely to cover over-allocations, if any, and for market stabilization purposes. This short form prospectus also qualifies the grant of the Over-Allotment Option and the distribution of the Additional Shares to be delivered upon the exercise of the Over-Allotment Option. A purchaser who acquires Additional Shares forming part of the Underwriters’ over-allocation position acquires such shares under this short form prospectus, regardless of whether the Underwriters’ over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

The Offering Price of the Offered Shares offered under this short form prospectus was determined by negotiation between the Company and the Underwriters. The Offered Shares initially are offered at the Offering Price of $7.95. After a reasonable effort has been made to sell all of the Offered Shares at the Offering Price, subject to applicable law, the Underwriters may subsequently reduce and thereafter change, from time to time, the price at which the Offered Shares are offered to an amount not greater than the Offering Price. The compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Offered Shares is less than the gross proceeds paid to the Company by the Underwriters.

The Underwriters may not, throughout the period of distribution, bid for or purchase the Common Shares. The foregoing restriction is subject to certain exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules administered by the Investment Industry Regulatory Organization of Canada relating to market stabilization and market balancing activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution.

The Company has been advised that, in connection with the Offering and subject to the foregoing, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Company has applied to list the Offered Shares offered under this short form prospectus on the TSX and the NYSE. Listing on the TSX will be subject to the Company fulfilling all of the listing requirements of the TSX. Listing on the NYSE will be subject to the Company fulfilling all of the listing requirements of the NYSE.

Pursuant to the terms of the Underwriting Agreement, subject to certain exceptions, the Company will not, directly or indirectly, sell, agree or offer to sell, authorize, issue, announce or grant any option for the sale of, or otherwise dispose of any Common Shares or any securities convertible into or exchangeable or exercisable for Common Shares during the period commencing on the date of the (final) short form prospectus and ending 90 days after the closing of the Offering, without the prior written consent of the Underwriters.

The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under Canadian provincial and territorial securities legislation.

TD Securities Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., National Bank Financial Inc. and Scotia Capital Inc. are affiliates of Canadian chartered banks that are part of a syndicate of lenders that has provided a US$150 million credit facility to the Company. Consequently, the Company may be considered a “connected issuer” of each of TD Securities Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., National Bank Financial Inc. and Scotia Capital Inc. under applicable Canadian securities laws. The decision to issue the Offered Shares and the determination of the terms of the Offering were made through negotiation between the Company and the Underwriters. The Canadian chartered banks of which such Underwriters are affiliates did not have any involvement in such decision or determination although such Canadian chartered banks may be advised of the Offering and the terms thereof. As a consequence of the Offering, each of such Underwriters will receive its proportionate share of the Underwriting Fee. The Company is and has been in compliance with all material terms and conditions of the foregoing credit facility and confirm that no waiver of any default has occurred thereunder.

DESCRIPTION OF COMMON SHARES

The Company’s authorized capital consists of Common Shares without par value. The Company is authorized to issue an unlimited number of Common Shares. Holders of Common Shares are entitled to vote at meetings of shareholders on the basis of one vote per Common Share, to receive dividends if, as and when declared by the board of directors and to receive pro rata the remaining property and assets of the Company upon its dissolution or winding-up. As at the date hereof, 267,222,594 Common Shares were issued and outstanding.

All of the Common Shares are of the same class and rank equally as to voting rights, dividends and participation in assets of the Company on wind-up or dissolution. There are no pre-emptive rights or conversion rights, and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds, however the Company’s articles provide that the Company may, if authorized by a resolution of the directors, purchase or otherwise acquire any of its shares at the price and upon the terms specified in such resolution and subject to the Business Corporations Act (Ontario) (“OBCA”). Provisions as to creation, modification, amendment or variation of such rights or such provisions are contained in the OBCA.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of the Company as at September 30, 2016, both before and after giving effect to the Offering and application of the net proceeds of the Offering as described under “Use of Proceeds”. This table should be read in conjunction with the audited consolidated financial statements of the Company for the financial year ended December 31, 2015 and the unaudited condensed interim consolidated financial statements of the Company for the three and nine months ended September 30, 2016, both incorporated by reference herein.

(in millions of USD, except number of Common Shares and warrants)
Description	Authorized as at September 30, 2016	Outstanding as at December 31, 2015		Outstanding as at September 30, 2016, prior to giving effect to the Offering		Outstanding as at September 30, 2016, after giving effect to the Offering(1)(2)
Long Term Debt	N/A	$315.0		$302.5		$63.1
Current Portion of Long Term Debt	N/A	$5.3		$5.1		$5.1
Common Shares	Unlimited	$2,773.7 (257,070,005 Common Shares	)	$2,822.1 (267,062,167 Common Shares	)	$3,061.5 (298,512,167 Common Shares	(3) )
Warrants	5,532,681	Nil		$3.5		$3.5

(1)

Reflects the issuance of 31,450,000 Offered Shares and assumes that the Over-Allotment Option is not exercised by the Underwriters and the application of the net proceeds from the Offering as described in “Use of Proceeds”.

(2)	Reflects the partial repayment of the Company’s outstanding $315 million principal amount of senior secured 7.75% high yield notes maturing 2020.

(3)

After deducting the expenses of the Offering estimated at approximately $670,000 and the Underwriting Fee of $10,001,100, assuming that the Over-Allotment Option is not exercised by the Underwriters. If the Over-Allotment Option is exercised in full, the capitalization for the Common Shares will be $3,097.5 million and 303,229,667 Common Shares will be outstanding. This excludes Common Shares that may be issued upon exercise of any other options, warrants or rights to purchase Common Shares.

PRICE RANGE AND TRADING VOLUME

The Common Shares are listed on the TSX under the trading symbol “AGI” and on the NYSE under the trading symbol “AGI”. The following table sets forth, for the periods indicated, the market price ranges and trading volumes of the Common Shares on the TSX and the NYSE, expressed in Canadian dollars and United States dollars, respectively.

	TSX			NYSE
Common Shares	High (Cdn$)	Low (Cdn$)	Volume	High (US$)	Low (US$)	Volume
2016
January	5.28	3.27	17,318,057	3.75	2.27	26,158,592
February	6.20	4.37	28,340,241	4.59	3.11	35,302,230
March	7.66	5.89	23,952,456	5.75	4.39	43,694,015
April	9.05	6.68	21,149,698	7.22	5.10	42,619,615
May	9.73	7.68	22,724,758	7.53	5.85	51,322,559
June	11.41	8.05	20,865,176	8.79	6.15	71,162,812
July	13.65	11.07	19,747,148	10.41	8.35	38,204,951
August	12.70	9.14	16,348,498	9.72	6.95	35,540,726
September	11.65	8.99	19,351,043	8.94	6.84	51,282,474
October	11.86	9.13	21,038,160	8.88	6.89	43,524,865
November	11.15	8.20	21,703,712	8.33	6.04	46,457,917
December	10.07	7.86	20,881,925	7.50	5.95	59,154,278
2017
January 1 to 30	11.54	9.17	23,813,500	8.81	6.81	55,297,279

PRIOR SALES

During the 12 month period preceding the date hereof, the Company has made the following distributions of Common Shares, or securities convertible or exchangeable into Common Shares, as follows.

Date of Issuance	Number of Securities Issued	Price per Security		Type of Security
February 4, 2016	23,820	Cdn$	4.44	Common Shares	(1)
February 11, 2016	1,276,666	Cdn$	5.48	Common Shares	(3)
February 18, 2016	7,246	Cdn$	4.14	Common Shares	(2)
February 18, 2016	3,261	Cdn$	4.14	Common Shares	(2)
February 26, 2016	12,034	Cdn$	5.61	Common Shares	(1)
March 4, 2016	4,348	Cdn$	3.45	Common Shares	(1)
March 8, 2016	2,174	Cdn$	3.45	Common Shares	(1)
April 6, 2016	2,113	Cdn$	4.44	Common Shares	(1)
April 11, 2016	2,901	Cdn$	6.73	Common Shares	(1)
April 12, 2016	6,434	Cdn$	4.14	Common Shares	(2)
April 12, 2016	14,130	Cdn$	5.52	Common Shares	(1)
April 15, 2016	47,937	Cdn$	7.69	Common Shares	(1)
April 18, 2016	2,898	Cdn$	4.14	Common Shares	(2)
April 19, 2016	10,956	Cdn$	4.45	Common Shares	(2)
April 22, 2016	1,811	Cdn$	6.90	Common Shares	(2)
April 25, 2016	841	Cdn$	7.76	Common Shares	(1)
April 26, 2016	1,449	Cdn$	6.90	Common Shares	(2)

Date of Issuance	Number of Securities Issued	Price per Security		Type of Security
April 28, 2016	7,246	Cdn$	5.18	Common Shares	(2)
May 2, 2016	24,152	Cdn$	6.90	Common Shares	(2)
May 3, 2016	5,046	Cdn$	7.75	Common Shares	(1)
April 3, 2016	56,737	Cdn$	5.18	Common Shares	(2)
May 4, 2016	60,551	Cdn$	7.75	Common Shares	(1)
May 5, 2016	8,410	Cdn$	7.76	Common Shares	(1)
May 5, 2016	4,710	Cdn$	5.52	Common Shares	(1)
May 6, 2016	3,364	Cdn$	7.76	Common Shares	(1)
May 6, 2016	1,128,932	Cdn$	8.86	Common Shares	(3)
May 9, 2016	7,246	Cdn$	6.90	Common Shares	(2)
May 10, 2016	5,797	Cdn$	5.18	Common Shares	(2)
May 11, 2016	841	Cdn$	7.76	Common Shares	(1)
May 16, 2016	5,046	Cdn$	7.74	Common Shares	(1)
May 17, 2016	18,694	Cdn$	5.18	Common Shares	(2)
May 19, 2016	59,290	Cdn$	7.74	Common Shares	(1)
May 20, 2016	24,389	Cdn$	7.75	Common Shares	(1)
May 24, 2016	32,412	Cdn$	7.75	Common Shares	(1)
May 25, 2016	56,120	Cdn$	5.18	Common Shares	(2)
May 31, 2016	12,077	Cdn$	6.90	Common Shares	(2)
June 1, 2016	18,743	Cdn$	5.79	Common Shares	(2)
June 6, 2016	86,773	Cdn$	8.19	Common Shares	(1)
June 7, 2016	2,898	Cdn$	6.90	Common Shares	(2)
June 8, 2016	17,246	Cdn$	4.14	Common Shares	(2)
June 10, 2016	5,046	Cdn$	7.74	Common Shares	(1)
June 13, 2016	46,691	Cdn$	7.75	Common Shares	(1)
June 14, 2016	14,297	Cdn$	7.75	Common Shares	(1)
June 15, 2016	841	Cdn$	7.74	Common Shares	(1)
June 16, 2016	2,898	Cdn$	4.14	Common Shares	(2)
June 17, 2016	12,295	Cdn$	5.05	Common Shares	(2)
June 20, 2016	2,341	Cdn$	7.76	Common Shares	(1)
June 20, 2016	39,370	Cdn$	6.36	Common Shares	(2)
June 20, 2016	14,492	Cdn$	6.90	Common Shares	(2)
June 21, 2016	23,292	Cdn$	7.65	Common Shares	(1)
June 22, 2016	28,067	Cdn$	7.28	Common Shares	(1)
June 23, 2016	21,600	Cdn$	7.28	Common Shares	(1)
June 27, 2016	5,218	Cdn$	6.90	Common Shares	(2)
June 28, 2016	3,695	Cdn$	6.90	Common Shares	(1)
June 29, 2016	2,898	Cdn$	5.18	Common Shares	(2)
June 30, 2016	12,615	Cdn$	7.74	Common Shares	(2)
June 30, 2016	922,790	Cdn$	10.84	Common Shares	(3)
July 5, 2016	15,320	Cdn$	7.76	Common Shares	(1)
July 5, 2016	31,800	Cdn$	7.28	Common Shares	(1)
July 6, 2016	47,354	Cdn$	7.74	Common Shares	(1)
July 6, 2016	27,478	Cdn$	4.59	Common Shares	(2)
July 7, 2016	150,069	Cdn$	7.71	Common Shares	(1)
July 7, 2016	2,900	Cdn$	8.19	Common Shares	(1)
July 8, 2016	165,319	Cdn$	7.76	Common Shares	(1)
July 8, 2016	53,334	Cdn$	8.32	Common Shares	(1)
July 8, 2016	144	Cdn$	10.00	Common Shares	(2)

Date of Issuance	Number of Securities Issued	Price per Security		Type of Security
July 11, 2016	3,927	Cdn$	5.16	Common Shares	(2)
July 11, 2016	2,746	Cdn$	6.90	Common Shares	(1)
July 11, 2016	56,698	Cdn$	8.03	Common Shares	(1)
July 13, 2016	59,075	Cdn$	7.75	Common Shares	(1)
July 14, 2016	28,230	Cdn$	7.76	Common Shares	(1)
July 14, 2016	1,912	Cdn$	6.90	Common Shares	(2)
July 14, 2016	3,000	Cdn$	6.90	Common Shares	(1)
July 15, 2016	6,500	Cdn$	7.76	Common Shares	(1)
July 20, 2016	1,800	Cdn$	3.45	Common Shares	(1)
July 21, 2016	841	Cdn$	7.76	Common Shares	(1)
July 21, 2016	19,745	Cdn$	5.57	Common Shares	(1)
July 25, 2016	36,230	Cdn$	6.90	Common Shares	(2)
August 3, 2016	109	Cdn$	6.90	Common Shares	(2)
August 5, 2016	8,695	Cdn$	5.46	Common Shares	(2)
August 5, 2016	5,322	Cdn$	7.76	Common Shares	(1)
August 12, 2016	2,523	Cdn$	8.69	Common Shares	(1)
August 30, 2016	4,348	Cdn$	6.90	Common Shares	(1)
September 8, 2016	5,046	Cdn$	7.74	Common Shares	(1)
September 28, 2016	2,000	Cdn$	6.90	Common Shares	(1)
September 30, 2016	2,900	Cdn$	10.93	Common Shares	(1)
October 20, 2016	2,500	Cdn$	6.90	Common Shares	(1)
October 26, 2016	841	Cdn$	7.76	Common Shares	(1)
November 22, 2016	2,903	Cdn$	9.39	Common Shares	(1)
December 15, 2016	841	Cdn$	7.76	Common Shares	(1)
December 15, 2016	2,899	Cdn$	4.14	Common Shares	(2)
December 19, 2016	841	Cdn$	7.76	Common Shares	(1)
December 20, 2016	1,682	Cdn$	7.76	Common Shares	(1)
December 22, 2016	1,821	Cdn$	8.15	Common Shares	(1)
January 9, 2017	6,364	Cdn$	7.76	Common Shares	(1)
January 10, 2017	16,820	Cdn$	7.75	Common Shares	(1)
January 10, 2017	5,370	Cdn$	8.26	Common Shares	(1)
January 10, 2017	1,459	Cdn$	8.17	Common Shares	(1)
January 11, 2017	916	Cdn$	9.54	Common Shares	(1)
January 12, 2017	4,565	Cdn$	7.75	Common Shares	(1)
January 13, 2017	11,292	Cdn$	7.76	Common Shares	(1)
January 16, 2017	23,548	Cdn$	7.75	Common Shares	(1)
January 16, 2017	2,536	Cdn$	6.90	Common Shares	(2)
January 17, 2017	43,794	Cdn$	7.75	Common Shares	(1)
January 20, 2017	8,410	Cdn$	7.76	Common Shares	(1)
January 23, 2017	21,025	Cdn$	7.75	Common Shares	(1)

(1)	Issued pursuant to the Company’s long-term compensation plans.
(2)	Issued pursuant to the exercise of outstanding warrants.
(3)	Issued as flow-through shares under the Tax Act.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Torys LLP, counsel to the Company, and Fasken Martineau DuMoulin LLP, Canadian counsel to the Underwriters, the following is a summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to a holder who acquires Offered Shares under the Offering and who, for purposes of the Tax Act and at all relevant times, deals at arm’s length with, and is not affiliated with, the Company or the Underwriters and acquires and holds the Offered Shares as capital property (a “Holder”). Generally the Offered Shares will be considered to be capital property to a Holder thereof provided that the Holder does not use or hold the Offered Shares in the course of carrying on a business of buying and selling securities and such Holder has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Holder (i) that is a “financial institution” as defined in the Tax Act for purposes of the mark-to-market rules; (ii) that is a “specified financial institution” as defined in the Tax Act; (iii) an interest in which is a “tax shelter investment” as defined in the Tax Act or who acquires the Offered Shares as a “tax shelter investment”; (iv) that has elected to report its Canadian tax results in a “functional currency” as defined in the Tax Act, which excludes Canadian currency; or (v) that has entered or will enter into, with respect to the Offered Shares, a “derivative forward agreement”, as defined in the Tax Act. Additional considerations, not discussed herein, may be applicable to a Holder where the Holder is a corporation and either the Holder or a corporation that does not deal at arm’s length with the Holder, is, or becomes as part of a transaction or series of transactions or events that includes the acquisition of the Offered Shares, controlled by a non-resident corporation for the purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors with respect to an investment in Offered Shares.

This summary is based on the facts set out in this short form prospectus, the provisions of the Tax Act in force prior to the date hereof and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing by the CRA prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account or anticipate any changes in law or in the administrative policies or assessing practices of the CRA, whether by way of judicial, legislative or governmental decision or action. This summary is not exhaustive of all possible Canadian federal income tax considerations, and does not take into account any provincial, territorial or foreign income tax legislation or considerations, which may differ materially from those described in this summary.

This summary is of a general nature only and is not, and is not intended to be, and should not be construed to be, legal or tax advice to any particular holder, and no representations concerning the tax consequences to any particular holder are made. The tax consequences of acquiring, holding and disposing of Offered Shares will vary according to the holder’s particular circumstances. Holders should consult their own tax advisors regarding the tax considerations applicable to them having regard to their particular circumstances.

Taxation of Resident Holders

The following portion of the summary applies to a Holder who, for purposes of the Tax Act and any applicable income tax treaty or convention, is or is deemed to be resident in Canada at all relevant times (a “Resident Holder”). A Resident Holder to whom Offered Shares might not constitute capital property may make, in certain circumstances, an irrevocable election permitted by subsection 39(4) of the Tax Act to have the Offered Shares, and all other “Canadian securities” as defined in the Tax Act, held by such Resident Holder in the taxation year of the election and in all subsequent taxation years, treated as capital property. Resident Holders should consult their own tax advisors regarding this election.

Currency

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Offered Shares must be expressed in Canadian dollars including any distributions, adjusted cost base and proceeds of disposition. For purposes of the Tax Act, amounts denominated in a currency other than the Canadian dollar generally must be converted into Canadian dollars using the appropriate exchange rate determined in accordance with the detailed rules in the Tax Act in that regard.

Dividends on Offered Shares

Dividends (including deemed dividends) received on the Offered Shares by a Resident Holder who is an individual (other than certain trusts) will be included in the individual’s income and will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received by individuals from “taxable Canadian corporations”, as defined in the Tax Act, including the enhanced gross up and dividend tax credit rules applicable to any dividends designated by the Company as “eligible dividends” in accordance with the Tax Act. There may be limits on the ability of the Company to designate dividends as eligible dividends.

Dividends (including deemed dividends) received on the Offered Shares by a Resident Holder that is a corporation will be included in computing the corporation’s income and will generally be deductible in computing its taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Holder that is a corporation as proceeds of disposition or a capital gain. Holders that are corporations are urged to consult their own tax advisors having regard to their particular circumstances.

A Resident Holder that is a “private corporation” or a “subject corporation”, each as defined in the Tax Act, may be liable to pay an additional refundable tax under Part IV of the Tax Act on dividends received (or deemed to be received) on the Offered Shares to the extent that such dividends are deductible in computing taxable income.

Disposition of Offered Shares

Generally, upon a disposition (or a deemed disposition) of an Offered Share a Resident Holder will realize a capital gain (or a capital loss) equal to the amount by which the Resident Holder’s proceeds of disposition are greater (or less) than the Resident Holder’s adjusted cost base of such share and any reasonable costs of the disposition. The adjusted cost base to the Resident Holder of an Offered Share acquired pursuant to this Offering will be determined by averaging the cost of such share with the adjusted cost base of all Common Shares of the Company owned by the Resident Holder as capital property immediately before the time of acquisition, if any. The tax treatment of capital gains and capital losses is discussed below under “Taxation of Capital Gains and Capital Losses”.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a “taxable capital gain”), realized by a Resident Holder in a taxation year must be included in the Resident Holder’s income for that year and one-half of any capital loss (an “allowable capital loss”) realized by a Resident Holder in a taxation year must be deducted against taxable capital gains realized by the Resident Holder in the year.

Allowable capital losses in excess of taxable capital gains realized in a particular taxation year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized by the Resident Holder in such years, to the extent and in the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition (or deemed disposition) of an Offered Share may be reduced by the amount of any dividends received (or deemed to be received) by the Resident Holder on such share (or a share substituted for such share) to the extent and under the circumstances described in the Tax Act. Similar rules may apply where an Offered Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable for a refundable tax on its “aggregate investment income”, which is defined to include an amount in respect of taxable capital gains.

Alternative Minimum Tax

A capital gain realized, or a dividend received or deemed to be received, by an individual or a trust (other than certain specified trusts) may give rise to a liability for alternative minimum tax.

Taxation of Non-Resident Holders

This portion of the summary is applicable to a Holder who, at all relevant times, is neither resident in Canada nor deemed to be resident in Canada for purposes of the Tax Act and any applicable income tax treaty or convention, and who does not use or hold, (and is not deemed to use or hold) the Offered Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”).

Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere. Such Non-Resident Holders should consult their own tax advisors with respect to an investment in Offered Shares.

Dividends

Dividends paid or credited (or deemed to be paid or credited) to a Non-Resident Holder by the Company will be subject to Canadian withholding tax at the rate of 25%, subject to a reduction of such rate under the terms of an applicable income tax treaty or convention. In general, in the case of a Non-Resident Holder who is a resident of the United States for purposes of the Canada-U.S. Tax Convention, is the beneficial owner of the dividend, and who qualifies for full benefits of the Canada-U.S. Tax Convention, the rate of such withholding tax will be reduced to 15% (or 5% if such Non-Resident Holder is a company beneficially owning at least 10% of the Company’s voting shares). Non-Resident Holders are urged to consult their own advisors to determine their entitlement to relief under an applicable income tax treaty or convention.

Disposition of Offered Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of an Offered Share unless the Offered Share constitutes (or is deemed to constitute) “taxable Canadian property” of such Non-Resident Holder for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of an applicable income tax treaty or convention.

Provided the Offered Shares are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the TSX and NYSE) at the time of disposition, the Offered Shares generally will not constitute taxable Canadian property of a Non-Resident Holder unless, at any time during the 60 month period immediately preceding the disposition, (i) at least 25% of the issued shares of any class or series of the capital stock of the Company were owned by or belonged to one or any combination of (a) the Non- Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length, and (c) partnerships in which the Non- Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) more than 50% of the fair market value of the Offered Shares was derived, directly or indirectly, from any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act), or options in respect of, interests in, or for civil law rights in such properties, whether or not such property exists. Notwithstanding the foregoing, Offered Shares may be deemed to be taxable Canadian property in certain circumstances specified in the Tax Act.

If the Offered Shares are taxable Canadian property of a Non-Resident Holder, any capital gain realized on the disposition or deemed disposition of such Offered Shares may not be subject to tax under the Tax Act pursuant to the terms of an applicable income tax treaty or convention. Non-Resident Holders whose Offered Shares constitute taxable Canadian property should consult their own tax advisors.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of Offered Shares generally applicable to a U.S. Holder, as defined below, that acquires Offered Shares pursuant to the Offering. This discussion is not a complete analysis or listing of all of the possible tax consequences of such transactions and does not address all tax considerations that might be relevant to particular holders in light of their individual circumstances or to persons that are subject to special tax rules. In particular, the information set forth below deals only with U.S. Holders that will hold Offered Shares as capital assets for U.S. federal income tax purposes (generally, property held for investment) and that do not own, and are not treated as owning, at any time, 10% or more of the total combined voting power of all classes of the Company’s stock entitled to vote. In addition, this summary does not address the tax treatment of special classes of U.S. Holders, such as: financial institutions; regulated investment companies; real estate investment trusts; tax-exempt entities; insurance companies; persons holding the Offered Shares as part of a hedging, integrated or conversion transaction, constructive sale or “straddle”; persons who acquired Offered Shares through the exercise or cancellation of employee stock options or otherwise as compensation for services; U.S. expatriates; persons subject to the alternative minimum tax; dealers or traders in securities or currencies; or persons whose functional currency is not the U.S. dollar. This summary does not address estate or gift tax, any U.S. federal tax consequences other than income tax, or tax consequences under any state, local or non-U.S. laws.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Offered Shares acquired pursuant to the Offering that is: (i) an individual citizen of the United States or a resident alien of the United States as determined for U.S. federal income tax purposes; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (A) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (B) that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

If a partnership or other pass-through entity is a beneficial owner of Offered Shares, the tax treatment of a partner or other owner will generally depend upon the status of the partner (or other owner) and the activities of the entity. A pass-through entity or U.S. Holder that is a partner (or other owner) of a pass-through entity that acquires Offered Shares is urged to consult its own tax adviser regarding the tax consequences of acquiring, owning and disposing of Offered Shares.

The following discussion is based upon the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury Regulations, U.S. judicial decisions and administrative pronouncements, all as in effect as of the date hereof. All of the preceding authorities are subject to change, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. The Company has not requested, and will not request, a ruling from the U.S. Internal Revenue Service (“IRS”) with respect to any of the U.S. federal income tax consequences described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions described herein.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Offered Shares, and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made. Prospective investors are urged to consult their own tax advisers as to the particular consequences to them under U.S. federal, state and local, and applicable non-U.S. tax laws of the acquisition, ownership and disposition of Offered Shares.

Distributions

Subject to the passive foreign investment company (“PFIC”) rules discussed below, the gross amount of any distribution made by the Company (without reduction for any Canadian income tax withheld from such distribution) generally will be subject to U.S. federal income tax as dividend income to the extent paid out of the

Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. The Company does not intend to calculate its earnings and profits under U.S. federal income tax principles. Accordingly, U.S. Holders should expect that distributions will be reported in their entirety as dividends for U.S. federal income tax purposes.

Dividends received by individuals and other non-corporate U.S. Holders on Offered Shares generally will be subject to tax at preferential rates applicable to long-term capital gains, provided that such holders meet certain holding period and other requirements, the Company is not treated as a PFIC for the taxable year in which the dividend is paid or for the preceding taxable year, and either (i) the Company is eligible for the benefits of a comprehensive income tax treaty with the United States or (ii) the Offered Shares are readily tradable on an established securities market in the United States. The Company believes that it is eligible for such treaty benefits, and U.S. Treasury guidance indicates that the Offered Shares will be readily tradable on an established securities market in the United States, although there can be no assurance that the Offered Shares will be so tradable in future years. Dividends on Common Shares will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. U.S. Holders are urged to consult their own tax advisers regarding the application of the relevant rules to their particular circumstances.

To the extent that a distribution exceeds the amount of the Company’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of capital, causing a reduction in the U.S. Holder’s adjusted tax basis in Offered Shares held by such U.S. Holder (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by such U.S. Holder upon a subsequent disposition of Offered Shares), with any amount that exceeds the adjusted tax basis being treated as a capital gain recognized on a sale, exchange or other taxable disposition (as discussed below).

In general, any Canadian withholding tax imposed on dividend payments in respect of Offered Shares will be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, at a U.S. Holder’s election, may, in certain circumstances, be deducted in computing taxable income). Dividends paid on Offered Shares will be treated as foreign-source income, and generally will be treated as “passive category income” for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of non-U.S. taxes that may be claimed as a credit by U.S. taxpayers. Accordingly, U.S. Holders are urged to consult their own tax advisers regarding the availability of the foreign tax credit under their particular circumstances.

Sale, Exchange or Other Taxable Disposition of Offered Shares

A U.S. Holder generally will recognize gain or loss upon the sale, exchange or other taxable disposition of Offered Shares in an amount equal to the difference between (i) the amount realized upon the sale, exchange or other taxable disposition and (ii) such U.S. Holder’s adjusted tax basis in Offered Shares. Subject to the application of the PFIC rules discussed below, such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if, on the date of the sale, exchange or other taxable disposition, the U.S. Holder has held the Offered Shares for more than one year. For individual U.S. Holders, long-term capital gains are subject to taxation at favourable rates. The deductibility of capital losses is subject to limitations under the Code. Gain or loss realized upon a sale, exchange or other taxable disposition of Offered Shares generally will be treated as having a United States source for U.S. foreign tax credit limitation purposes.

Passive Foreign Investment Company Considerations

Special, generally unfavourable, U.S. federal income tax rules apply to U.S. persons owning stock of a PFIC. A non-U.S. corporation will be considered a PFIC for any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look through” rules, either (i) at least 75 percent of its gross income is “passive” income (the “income test”) or (ii) at least 50 percent of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). In general, passive income includes dividends, interest, certain rents and royalties, and the excess of gains over losses from certain commodities transactions, including transactions involving gold and other precious metals. Net gains from commodities transactions generally are treated as passive income, unless such gains are active business gains from the sale of commodities and substantially all of the corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in a trade or business. For purposes of determining whether a non-U.S. corporation is a PFIC, such non-U.S. corporation will be treated as holding its proportionate share of the assets and receiving directly its proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25 percent (by value) of the stock. PFIC status is fundamentally factual in nature, generally cannot be determined until the close of the taxable year in question, and is determined annually.

Based on the nature of the Company’s income, assets, and activities, the Company does not expect to be classified as a PFIC for the current taxable year or for the foreseeable future. However, the determination of PFIC status for any year is fact-specific, based on the types of income the Company earns and the types and values of the Company’s assets from time to time, all of which are subject to change. Moreover, the PFIC determination depends upon the application of complex U.S. federal income tax rules that are subject to differing interpretations. As a result, there can be no assurance that the Company will not be a PFIC in the current or future taxable years. If the Company is classified as a PFIC in any year during which a U.S. Holder holds Offered Shares, the Company generally will continue to be treated as a PFIC as to such U.S. Holder in all succeeding years, whether or not the Company is classified as a PFIC in such succeeding years under the income or asset tests described above.

If the Company were classified as a PFIC for any taxable year during which a U.S. Holder held Offered Shares, then gain recognized by a U.S. Holder upon the sale or other taxable disposition of the Offered Shares would be allocated ratably over the U.S. Holder’s holding period for the Offered Shares. The amounts allocated to the taxable year of the sale or other taxable disposition and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax on such amount. Further, to the extent that any distribution received by a U.S. Holder during a taxable year on its Offered Shares were to exceed 125% of the average of the annual distributions on the Offered Shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, such “excess distribution” would be subject to taxation in the same manner as gain, described immediately above. Certain elections (including a mark-to-market election) might be available to U.S. Holders to mitigate some of the adverse tax consequences resulting from PFIC treatment. Subject to certain exceptions, a U.S. Holder who owns Offered Shares during any taxable year in which the Company is a PFIC must disclose certain information with respect to such holder’s ownership interest by filing IRS Form 8621. U.S. Holders are urged to consult their own tax advisers regarding the application of the PFIC rules to their ownership and disposition of Common Shares.

Receipt of Foreign Currency

The gross amount of any payment in a currency other than U.S. dollars will be included by each U.S. Holder in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such U.S. Holder actually or constructively receives the payment in accordance with its regular method of accounting for U.S. federal income tax purposes, regardless of whether the payment is in fact converted into U.S. dollars at that time. If the foreign currency is converted into U.S. dollars on the date of the payment, the U.S. Holder should not recognize any foreign currency gain or loss with respect to the receipt of foreign currency. If, instead, the foreign currency is converted at a later date, any currency gain or loss resulting from the conversion of the foreign currency will be treated as U.S.-source ordinary income or loss. U.S. Holders are urged to consult their own U.S. tax advisers regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Additional Tax on Passive Income

A U.S. Holder that is an individual, estate or trust may be required to pay an additional 3.8% tax on the lesser of (i) such holder’s “net investment income” for the relevant taxable year and (ii) the excess of such holder’s modified adjusted gross income for the taxable year over a certain threshold. A U.S. Holder’s “net investment income” generally includes, among other things, dividends and net gains from disposition of property (other than property held in the ordinary course of the conduct of a trade or business). U.S. Holders are urged to consult their own tax advisers regarding the additional tax on passive income.

Information Reporting and Backup Withholding

In general, dividends paid to a U.S. Holder in respect of Offered Shares and the proceeds received by a U.S. Holder from the sale, exchange or other disposition of Offered Shares within the United States or through certain U.S.-related financial intermediaries will be subject to U.S. information reporting rules, unless a U.S. Holder is a corporation or other exempt recipient and properly establishes such exemption. Backup withholding may apply to such payments if a U.S. Holder does not establish an exemption from backup withholding and fails to provide a correct taxpayer identification number and make any other required certifications. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

In addition, U.S. Holders should be aware of reporting requirements with respect to the holding of certain non-U.S. financial assets, including stock of non-U.S. issuers not held in accounts maintained by certain financial institutions, if the aggregate value of all of such assets exceeds US$50,000. U.S. Holders should consult their own tax advisers regarding the application of the information reporting rules to the Offered Shares with regard to their particular circumstances.

RISK FACTORS

An investment in the Company’s securities involves risk. Prospective investors should carefully consider the following risk factors, including the risk factors described in the section entitled “Risk Factors” in the Company’s AIF incorporated by reference herein, as well as the other information contained in and incorporated by reference into this short form prospectus, before deciding whether to participate in the Offering. Any of the following risks could materially adversely affect the Company’s business, financial condition or results of operations and could materially adversely affect your investment in the Common Shares. Additional risks and uncertainties not currently known to the Company or that the Company currently deems to be immaterial may also materially and adversely affect the Company’s business, financial condition or results of operations.

The market price of the Common Shares may be subject to fluctuations and volatility

The market price of the Common Shares has been subject to fluctuations and volatility. These fluctuations and volatility could continue. Among the factors that could affect the market price of the Common Shares are those discussed in the AIF, as well as:

•	the price of gold and other metals;

•	actual or anticipated variations in the Company’s operating performance and the performance of competitors and other similar companies;

•	changes in earnings estimates or recommendations by research analysts; and

•	changes in general economic conditions.

The failure of management to apply net proceeds from the Offering effectively.

Although the Company intends to expend the net proceeds from the Offering as set forth under “Use of Proceeds” based on current knowledge and planning by management, there may be circumstances where for sound business reasons a reallocation of funds may be deemed prudent or necessary, and may vary materially from that set forth above. The failure by management to apply the net proceeds effectively could have a material adverse effect on the Company’s business, financial condition or results of operations.

Additional issuances of Common Shares may result in dilution

The Company’s articles of incorporation allow it to issue an unlimited number of Common Shares. Future issuances of additional Common Shares may result in dilution to the holders of Common Shares.

Risks and costs relating to development, ongoing construction and changes to existing mining operations and development projects.

The Company’s ability to meet development, production and cost estimates for its development and expansion projects cannot be assured. The Company is currently in the process of completing a ramp-up and expansion at the Young-Davidson mine, development and construction of its La Yaqui deposit near the Mulatos mine in Mexico, and completing a feasibility study for its Lynn Lake, Manitoba project. In addition, the Company is undertaking permitting efforts with respect to expanded tailings dam facilities at the Young-Davidson mine.

Technical, environmental or community considerations, delays in obtaining governmental approvals, inability to obtain financing or other factors could cause delays in current mining operations or in developing properties. Such delays could materially affect the financial performance of the Company.

The Company prepares estimates of operating costs and/or capital costs for each operation and project. No assurance can be given that such estimates will be achieved. Failure to achieve cost estimates or material increases in costs could have an adverse impact on future cash flows, profitability, results of operations and financial condition.

The Company’s operating and development properties are located in jurisdictions that are subject to changes in economic and political conditions and regulations in those countries.

The economics of the mining and extraction of precious metals are affected by many factors, including the costs of mining and processing operations, variations of grade of ore discovered or mined, fluctuations in metal prices, foreign exchange rates and the prices of goods and services, applicable laws and regulations, including regulations relating to royalties, allowable production and importing and exporting goods and services. Depending on the price of minerals, the Company may determine that it is neither profitable nor advisable to acquire or develop properties, or to continue mining activities.

Risk related to foreign operations in Turkey

The Company has development stage mineral properties located in Turkey. Economic and political conditions in Turkey could adversely affect the business activities of the Company.

These conditions are beyond the Company’s control, and there can be no assurances that any mitigating actions by the Company will be effective. In the past year, Turkey has experienced significant political, social, legal and regulatory instability, including an attempted coup. Changes to existing governmental regulations may affect the Company’s ability to conduct business and mineral exploration and mining activities more broadly and the Company’s ability to generate cash flow and profits from operations. Associated risks include, but are not limited to, resource nationalism, terrorism, corruption, extreme fluctuations in currency exchange rates and high rates of inflation.

Changing laws and regulations relating to the mining industry or shifts in political conditions may increase the costs related to the Company’s activities including the cost of maintaining its properties. Operations may also be affected to varying degrees by changes in government regulations with respect to restrictions on production, price controls, export controls, income taxes, royalties, expropriation of property, environmental legislation

(including specifically legislation enacted to address climate change) and mine safety. The effect of these factors cannot be accurately predicted. Economic instability could result from current global economic conditions and could contribute to currency volatility and potential increases to income tax rates, both of which could significantly impact the Company’s profitability.

The Company’s activities are subject to extensive laws and regulations governing worker health and safety, employment standards, waste disposal, protection of historic and archaeological sites, mine development, protection of endangered and protected species and other matters. Regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards.

The Company will be unable to undertake its required drilling and other development work on its properties if all necessary permits and licenses are not granted.

A number of approvals, licenses and permits are required for various aspects of exploration, development and expansion projects. The Company is uncertain if all necessary permits will be maintained or obtained on acceptable terms or in a timely manner.

On January 5, 2017, the Company announced that it had received its forestry permit in connection with its Kirazli project in Turkey. The Company is pursuing the GSM (Business Opening and Operation) permit which is granted by the Çanakkale Governorship. It remains uncertain if the Company will be able to maintain its existing permits and/or obtain all additional permits that it requires for its proposed mining activities. Although the Company has reason to expect the GSM permit in the first half of 2017, there can be no certainty with respect to permitting timelines.

Future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation could negatively impact current or planned exploration and development activities or any other projects with which the Company becomes involved. Any failure to comply with applicable laws and regulations or failure to obtain or maintain permits, even if inadvertent, could result in the interruption of production, exploration or development, or material fines, penalties or other liabilities.

Water management at the Company’s mining operations

The water collection, treatment and disposal operations at the Company’s mines are subject to substantial regulation and involve significant environmental risks. If collection or management systems fail, overflow or do not operate properly, untreated water or other contaminants could spill onto nearby properties or into nearby streams and rivers, causing damage to persons or property, injury to aquatic life and economic damages. This risk is most acute at the Mulatos mine during periods of substantial rainfall or flooding, which can be the main causes of overflow and system failures.

Environmental and regulatory authorities in Mexico and Canada conduct periodic or annual inspections of the Young-Davidson, Mulatos and El Chanate mines. As a result of these inspections, the Company is from time to time required to modify its water management program, complete additional monitoring work or take remedial actions with respect to the Company’s operations as it pertains to water management.

Liabilities resulting from damage, regulatory orders or demands, or similar, could adversely and materially affect the Company’s business, results of operations and financial condition. Moreover, in the event that the Company is deemed liable for any damage caused by overflow, the Company’s losses or consequences of regulatory action might not be covered by insurance policies.

INTERESTS OF EXPERTS

The following persons, who are each a “qualified person” as defined by NI 43-101, prepared, supervised the preparation of or approved certain technical and scientific information contained in this short form prospectus or in the documents incorporated by reference herein, as described above under “Technical Information”: Chris Bostwick, FAusIMM, Vice President Technical Services of the Company; Jeffrey Volk, CPG, FAusIMM, Director – Reserves and Resources of the Company; Aoife McGrath, M.Sc., M.AIG, Vice President, Exploration of the Company; Herbert Welhener, SME-QP, Vice President, Independent Mining Consultants Inc.; Marc Jutras, P.Eng, Principal, Ginto Consulting Inc.; Joseph M. Keane, P.E., K D Engineering; Kenneth J. Balleweg, P.Geo., B.Sc., M.Sc., Alamos Gold Inc. (formerly); Mark A. Odell, P.E., Practical Mining LLC; Russell A. Browne, P.E., Golder Associates; Susan E. Ames, Ph.D., P.Ag. CAD, Rescan Environmental Services Ltd.; and Dawn H. Garcia, P.G., C.P.G., SRK Consulting.

To the knowledge of the Company, each of these experts held less than 1% of the outstanding securities of the Company or of any associate or affiliate thereof when they prepared, supervised the preparation of or approved such information or following such preparation, supervision or approval. Other than Mr. Bostwick, Vice President, Technical Services of the Company, Jeffrey Volk, Director – Reserves and Resource of the Company, and Aoife McGrath, Vice President of Exploration of the Company, pursuant to their respective employment arrangements, none of the aforementioned firms or persons received, or will receive, any direct or indirect interest in any securities of the Company or of any associate or affiliate thereof. Other than Mr. Bostwick, Mr. Volk, and Ms. McGrath, none of the aforementioned firms or persons, nor any directors, officers or employees of such firms, are currently, or are expected to be elected, appointed or employed as, a director, officer or employee of the Company, or of any associate or affiliate of the Company.

LEGAL MATTERS

Certain legal matters relating to the Offering will be passed upon on behalf of the Company by Torys LLP with respect to Canadian and U.S. legal matters and on behalf of the Underwriters by Fasken Martineau DuMoulin LLP with respect to Canadian legal matters and by Paul, Weiss, Rifkind, Wharton & Garrison LLP with respect to U.S. legal matters. As at the date hereof, the partners and associates of Torys LLP, as a group and Fasken Martineau DuMoulin LLP, as a group, each own, directly or indirectly, less than 1% of the Common Shares, respectively.

AUDITORS, TRANSFER AGENT AND REGISTRAR

KPMG LLP are the auditors of the Company and have confirmed that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Company under all relevant United States professional and regulatory standards.

Ernst & Young LLP were the auditors of Former Alamos and have confirmed that as of the date of the audited consolidated financial statements of Former Alamos for the fiscal year ended December 31, 2014 incorporated by reference in the BAR, they were independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they were independent accountants with respect to Former Alamos under all relevant United States professional and regulatory standards.

The transfer agent and registrar for the Common Shares of the Company is Computershare Investor Services Inc. at its principal office in Toronto, Ontario.

ENFORCEMENT OF CERTAIN CIVIL LIABILITIES

The Company is incorporated under the laws of Canada and its principal place of business is in Canada. Most of the Company’s directors and officers, and some of the experts named in this Prospectus, are residents of Canada, and all or a substantial portion of their assets, and a substantial portion of the Company’s assets, are located outside the United States. The Company has appointed an agent for service of process in the United States but it may be difficult for holders of Securities who reside in the United States to effect service within the United States upon the Company or those directors, officers and experts who are not residents of the United States. Investors should not assume that a Canadian court would enforce a judgment of a United States court obtained in an action against the Company or such other persons predicated on the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States or would enforce, in original actions, liabilities against the Company or such persons predicated on the United States federal securities laws or any such state securities or “blue sky” laws. The Company’s Canadian counsel has advised the Company that a monetary judgment of a United States court predicated solely upon the civil liability provisions of United States federal securities laws would likely be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. The Company cannot provide assurance that this will be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

RECONCILIATION OF NON-GAAP MEASURES

Below are reconciliations total cash cost per ounce and all-in sustaining cost per ounce for the periods presented.

Nine months ended September 30, 2016

	Nine months ended
	Young-Davidson	Mulatos	El Chanate	Corporate	Total
Mining and processing	$80.9	$76.0	$53.2	$—	$210.1
Royalties	2.9	6.8	—	—	9.7
Inventory and other adjustments	—	—	—	—	—

Total cash costs	83.8	82.8	53.2	—	219.8
Gold ounces sold	128,045	101,159	52,442	—	281,646

Total cash costs per ounce	$654	$819	$1,014	$—	$780

Total cash costs	$83.8	$82.8	$53.2	$—	$219.8
Sustaining capital expenditures	29.5	6.8	0.6	—	36.9
Exploration	0.2	1.2	—	0.5	1.9
Accretion of decommissioning liabilities	0.1	1.2	0.3	—	1.6
Corporate and administrative	—	—	—	11.7	11.7
Share-based compensation	—	—	—	9.3	9.3
Realized losses on FX options	—	—	—	1.0	1.0

Total all-in sustaining costs	113.6	92.0	54.1	22.5	282.2
Gold ounces sold	128,045	101,159	52,442	—	281,646

All-in sustaining costs per ounce	$887	$909	$1,032	$—	$1,002

Year ended December 31, 2015

	Twelve months ended
	Young-Davidson	Mulatos[2]
Mining and processing	$107.5	$118.2
Royalties	2.9	9.5
Inventory and other adjustments	(3.0)	—

Total cash costs	107.4	127.7
Gold ounces sold	157,161	147,035

Total cash costs per ounce	$683	$869

Total cash costs	$107.4	$127.7
Sustaining capital expenditures	47.0	20.8
Exploration	0.5	3.9
Accretion of decommissioning liabilities	0.2	1.5
Corporate and administrative	—	—
Share-based compensation	—	—
Realized losses on FX options	—	—

Total all-in sustaining costs	155.1	153.9
Gold ounces sold	157,161	147,035

All-in sustaining costs per ounce	$986	$1,047

1.	Results are from period of ownership (July 2, 2015)
2.	Includes results prior to period of ownership (July 2, 2015), for comparative purposes only

Year ended December 31, 2014

	Twelve months ended
	Young-Davidson	Mulatos[2]
Mining and processing	$136.4	$85.9
Royalties	1.4	8.7
Inventory and other adjustments	(4.5)	—

Total cash costs	133.3	94.6
Gold ounces sold	161,591	134,600

Total cash costs per ounce	$825	$703

Total cash costs	$133.3	$94.6
Sustaining capital expenditures	39.9	17.1
Exploration	0.1	10.3
Accretion of decommissioning liabilities	0.2	1.4
Corporate and administrative	—	—
Share-based compensation	—	—
Realized losses on FX options	—	—

Total all-in sustaining costs	173.5	123.4
Gold ounces sold	161,591	134,600

All-in sustaining costs per ounce	$1,073	$917

44

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO

OFFEREES OR PURCHASERS

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Under the Business Corporations Act (Ontario), the Registrant may indemnify a director or officer of the Registrant, a former director or officer of the Registrant or another individual who acts or acted at the Registrant’s request as a director or officer, or an individual acting in a similar capacity, of another entity (each of the foregoing, an “individual”), against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Registrant or other entity, on the condition that (i) such individual acted honestly and in good faith with a view to the best interests of the Registrant or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the Registrant’s request; and (ii) if the matter is a criminal or administrative action or proceeding that is enforced by a monetary penalty, the Registrant shall not indemnify the individual unless the individual had reasonable grounds for believing that his or her conduct was lawful.

Further, the Registrant may, with the approval of a court, indemnify an individual in respect of an action by or on behalf of the Registrant or other entity to obtain a judgment in its favour, to which the individual is made a party because of the individual’s association with the Registrant or other entity as a director or officer, a former director or officer, an individual who acts or acted at the Registrant’s request as a director or officer, or an individual acting in a similar capacity, against all costs, charges and expenses reasonably incurred by the individual in connection with such action, if the individual fulfills the conditions in (i) and (ii) above. Such individuals are entitled to indemnification from the Registrant in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defence of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual’s association with the Registrant or other entity as described above, provided the individual seeking an indemnity: (A) was not judged by a court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done; and (B) fulfills the conditions in (i) and (ii) above.

In accordance with the Business Corporations Act (Ontario), the by-laws of the Registrant provide that the Registrant shall indemnify (a) each director and former director of the Registrant, (b) each officer and former officer of the Registrant, (c) each individual who acts or acted at the Registrant’s request as a director or officer of a body corporate or an individual acting in a similar capacity of another entity, and (d) the respective heirs and legal representatives of each of the persons designated in (a) to (c) (each an “Indemnified Person”) against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, which that Indemnified Person reasonably incurs in respect of any civil, criminal or administrative, investigative or other proceeding to which that Indemnified Person is made a party by reason of being or having been a director or officer of the Registrant or of a body corporate or by reason of having acted in a similar capacity for an entity if: (A) the Indemnified Person acted honestly and in good faith with a view to the best interests of the Registrant or as the case may be, to the interests of the other entity; and (B) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the Indemnified Person had reasonable grounds for believing the conduct was lawful.

The Registrant maintains directors’ and officers’ liability insurance which insures directors and officers for losses as a result of claims against the directors and officers of the Registrant in their capacity as directors and officers and also reimburses the Registrant for payments made pursuant to the indemnity provisions under the by-laws of the Registrant and the Business Corporations Act (Ontario).

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

II-1

EXHIBITS

Exhibit	Description

3.1	Underwriting Agreement dated January 26, 2017

3.2	Amended and Restated Underwriting Agreement dated January 31, 2017

4.1	Annual Information Form of the Registrant dated as of March 22, 2016 for the fiscal year ended December 31, 2015 (incorporated by reference to exhibit 99.1 to the Registrant’s Annual Report on Form 40-F, filed with the Commission on March 24, 2016).

4.2	Audited Consolidated Financial Statements of the Registrant as at and for the years ended December 31, 2015 and 2014, together with the notes thereto and the Independent Auditors’ Report thereon to Shareholders dated March 24, 2016 (incorporated by reference to exhibit 99.3 to the Registrant’s Annual Report on Form 40-F, filed with the Commission on March 24, 2016).

4.3	Management’s Discussion and Analysis of the Registrant for the fiscal year ended December 31, 2015 (incorporated by reference to exhibit 99.2 to the Registrant’s Annual Report on Form 40-F, filed with the Commission on March 24, 2016).

4.4*	Management Information Circular of the Registrant dated April 1, 2016 in connection with the Registrant’s annual and special meeting of shareholders to be held on May 13, 2016.

4.5*	Unaudited Condensed Interim Consolidated Financial Statements of the Registrant for the three and nine months ended September 30, 2016 and the notes thereto, together with the related Management’s Discussion and Analysis of Financial Condition and Results of Operation.

4.6*	Business Acquisition Report dated August 7, 2015 in connection with the amalgamation of Alamos Gold Inc. and AuRico Gold Inc.

4.7*	Term Sheet dated January 25, 2017.

4.8	Term Sheet dated January 26, 2017.

5.1	Consent of KPMG LLP

5.2	Consent of Ernst & Young LLP

5.3*	Consent of Torys LLP

5.4*	Consent of Fasken Martineau DuMoulin LLP

5.5*	Consent of Chris Bostwick

5.6*	Consent of Jeff Volk

5.7*	Consent of Herbert E. Welhener

5.8*	Consent of Marc Jutras

5.9*	Consent of Aoife McGrath

5.10*	Consent of Joseph Keane

5.11*	Consent of Kenneth J. Balleweg

5.12*	Consent of Mark A. Odell

5.13*	Consent of Russell A. Browne

5.14*	Consent of Susan E. Ames

5.15*	Consent of Dawn H. Garcia

6.1*	Powers of Attorney.

*	Previously filed

II-2

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

ITEM 1.	UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Securities and Exchange Commission (the “Commission”) staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to this Form F-10 or to transactions in said securities.

ITEM 2.	CONSENT TO SERVICE OF PROCESS

The Registrant has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

Any change to the name or address of the agent for service of the Registrant or the trustee shall be communicated promptly to the Commission by amendment of the Form F-X referencing the file number of this Registration Statement.

III-1

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-10 and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Ontario, Canada, on the 31st day of January, 2017.

ALAMOS GOLD INC.

By:	/s/ John A. McCluskey
	Name:	John A. McCluskey
	Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated and on the 31st day of January, 2017.

Signature	Title

/s/ John A. McCluskey	President, Chief Executive Officer and Director (principal executive officer)
John A. McCluskey

/s/ James R. Porter	Chief Financial Officer (principal financial officer and principal accounting officer)
Jamie Porter

*	Chairman and Director
Paul J. Murphy

*	Director
Mark J. Daniel

*	Director
Patrick D. Downey

*	Director
David Fleck

*	Director
David Gower

*	Director
Claire M. C. Kennedy

*	Director
Ronald E. Smith

*	Director
Ken Stowe

*By:	/s/ Nils F. Engelstad
	Name:	Nils F. Engelstad
Attorney-in-Fact

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act, this Amendment No. 2 to the Registration Statement on Form F-10 has been signed below by the undersigned, solely in its capacity as the Registrant’s duly authorized representative in the United States, on this 31st day of January, 2017.

Authorized Representative in the United States Puglisi & Associates

By:	/s/ Donald J. Puglisi
	Name:	Donald J. Puglisi
	Title:	Managing Director

EXHIBIT INDEX

Exhibit	Description

3.1	Underwriting Agreement dated January 26, 2017

3.2	Amended and Restated Underwriting Agreement dated January 31, 2017

4.1	Annual Information Form of the Registrant dated as of March 22, 2016 for the fiscal year ended December 31, 2015 (incorporated by reference to exhibit 99.1 to the Registrant’s Annual Report on Form 40-F, filed with the Commission on March 24, 2016).

4.2	Audited Consolidated Financial Statements of the Registrant as at and for the years ended December 31, 2015 and 2014, together with the notes thereto and the Independent Auditors’ Report thereon to Shareholders dated March 24, 2016 (incorporated by reference to exhibit 99.3 to the Registrant’s Annual Report on Form 40-F, filed with the Commission on March 24, 2016).

4.3	Management’s Discussion and Analysis of the Registrant for the fiscal year ended December 31, 2015 (incorporated by reference to exhibit 99.2 to the Registrant’s Annual Report on Form 40-F, filed with the Commission on March 24, 2016).

4.4*	Management Information Circular of the Registrant dated April 1, 2016 in connection with the Registrant’s annual and special meeting of shareholders to be held on May 13, 2016.

4.5*	Unaudited Condensed Interim Consolidated Financial Statements of the Registrant for the three and nine months ended September 30, 2016 and the notes thereto, together with the related Management’s Discussion and Analysis of Financial Condition and Results of Operation.

4.6*	Business Acquisition Report dated August 7, 2015 in connection with the amalgamation of Alamos Gold Inc. and AuRico Gold Inc.

4.7*	Term Sheet dated January 25, 2017.

4.8	Term Sheet dated January 26, 2017.

5.1	Consent of KPMG LLP

5.2	Consent of Ernst & Young LLP

5.3*	Consent of Torys LLP

5.4*	Consent of Fasken Martineau DuMoulin LLP

5.5*	Consent of Chris Bostwick

5.6*	Consent of Jeff Volk

5.7*	Consent of Herbert E. Welhener

5.8*	Consent of Marc Jutras

5.9*	Consent of Aoife McGrath

5.10*	Consent of Joseph Keane

5.11*	Consent of Kenneth J. Balleweg

5.12*	Consent of Mark A. Odell

5.13*	Consent of Russell A. Browne

5.14*	Consent of Susan E. Ames

5.15*	Consent of Dawn H. Garcia

6.1*	Powers of Attorney.

*	Previously filed